    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 5, 1995

                                                      REGISTRATION NO. 33-62735
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------
                                AMENDMENT NO. 1
                                      TO
                                   FORM S-6

                               ----------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                   OF 1933 OF SECURITIES OF UNIT INVESTMENT
                       TRUSTS REGISTERED ON FORM N-8B-2
A. EXACT NAME OF TRUST:

                   EVEREN UNIT INVESTMENT TRUSTS, SERIES 38

              (ORIGINALLY FILED AS SPIRE DEFINED FUNDS SERIES 38)
B. NAME OF DEPOSITOR:
                        EVEREN UNIT INVESTMENT TRUSTS,
                     a service of EVEREN Securities, Inc.
               (formerly known as Kemper Unit Investment Trusts,
                     a service of Kemper Securities, Inc.)
C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:
                         EVEREN UNIT INVESTMENT TRUSTS
                       77 West Wacker Drive, 29th Floor
                            Chicago, Illinois 60601
D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:    Copy to:
            ROBERT K. BURKE                        MARK J. KNEEDY
   77 West Wacker Drive, 29th Floor            c/o Chapman and Cutler
        Chicago, Illinois 60601                111 West Monroe Street
                                               Chicago, Illinois 60603
                        CALCULATION OF REGISTRATION FEE
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    TITLE AND AMOUNT OF                                       PROPOSED MAXIMUM           AMOUNT OF
SECURITIES BEING REGISTERED                               AGGREGATE OFFERING PRICE    REGISTRATION FEE
---------------------------------------------------------------------------------------------------------
Series                       An indefinite number of             Indefinite        $500 (previously paid)
38                            Units of Beneficial Inter-
                              est pursuant to Rule 24f-2
                              under the Investment Com-
                              pany Act of 1940

E. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
As soon as practicable after the effective date of the Registration Statement.
  [X] Check box if it is proposed that this filing will become effective at
     2:00 P.M. on October 5, 1995 pursuant to paragraph (b) of Rule 487.
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  The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a) may determine.

                    EVEREN UNIT INVESTMENT TRUSTS, SERIES 38

                               ----------------

                             CROSS-REFERENCE SHEET

                 (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTIONS AS
                         TO THE PROSPECTUS IN FORM S-6)

                 Form N-8B-2                              Form S-6
                 Item Number                       Heading in Prospectus
                 -----------                       ---------------------

                    I. ORGANIZATION AND GENERAL INFORMATION
  1. (a)Name of trust...................   Prospectus front cover
     (b)Title of securities issued......   Essential Information
  2. Name and address of each depositor.   General Information--Administration of
                                           the Trusts
  3. Name and address of trustee........
  4. Name and address of principal         The Tax-Exempt Portfolios--
      underwriters......................   Underwriting
  5. State of organization of trust.....   The Trust Funds
  6. Execution and termination of trust    The Trust Funds; General Information--
      agreement.........................   Administration of the Trusts
  7. Changes of name....................   The Trust Funds
  8. Fiscal year........................        *
  9. Litigation.........................

                    II. GENERAL DESCRIPTION OF THE TRUST AND
                            SECURITIES OF THE TRUST
 10. (a)Registered or bearer securities.   General Information--Unitholders
     (b)Cumulative or distributive
      securities........................   The Trust Funds
     (c)Redemption......................   General Information--Redemption
     (d)Conversion, transfer, etc.......   General Information--Unitholders;
                                           General Information--Market for Units
     (e)Periodic payment plan...........        *
     (f)Voting rights...................   General Information--Unitholders
                                           General Information--Investment
     (g)Notice of certificateholders....   Supervision; General Information--
                                           Administration of the Trusts; General
                                           Information--Unitholders
     (h)Consents required...............   General Information--Unitholders;
                                           General Information--Administration of
                                           the Trusts
     (i)Other provisions................   The Tax-Exempt Portfolios--Federal Tax
                                           Status; The U.S. Treasury Portfolio
                                           Series
                                           --Federal Tax Status; The Tax-Exempt
                                           Portfolios--Insurance on the Bonds
     Type of securities comprising         The Trust Funds; General Information--
 11.  units.............................   Trust Information
 12. Certain information regarding peri-
      odic payment
      certificates......................        *
                                           Essential Information; Public Offering
                                           of Units; General Information--
 13. (a) Load, fees, expenses, etc......   Interest, Estimated Long-Term Return
                                           and Estimated Current Return; General
                                           Information--Expenses of the Trusts

--------
* Inapplicable, answer negative or not required.

                FORM N-8B-2                             FORM S-6
                ITEM NUMBER                      HEADING IN PROSPECTUS
                -----------                      ---------------------
     (b)Certain information regarding
          periodic payment certifi-
          cates.......................        *
     (c)Certain percentages...........   Essential Information; Public Offering
                                         of Units
     (d)Certain other fees, etc. pay-
          able by holders.............   General Information--Unitholders
     (e)Certain profits receivable by
          depositor, principal under-
          writers, trustee or affili-    General Information--Expenses of the
          ated persons................   Trusts; Public Offering of Units
     (f)Ratio of annual charges to in-
          come........................        *
                                         The Trust Funds;
 14. Issuance of trust's securities...   General Information--Unitholders
 15. Receipt and handling of payments
      from purchasers.................        *
 16. Acquisition and disposition of      The Trust Funds; General Information--
      underlying securities...........   Trust Information; General
                                         Information--Investment Supervision
                                         General Information--Market for Units;
                                         General Information--Redemption;
 17. Withdrawal or redemption.........   Public Offering of Units
 18. (a)Receipt, custody and disposi-
          tion of income..............   General Information--Unitholders
     (b)Reinvestment of distributions.   General Information--Distribution
                                         Reinvestment
     (c)Reserves or special funds.....   General Information--Expenses of the
                                         Trusts
     (d)Schedule of distributions.....        *
                                         General Information--Unitholders;
 19. Records, accounts and reports....   General Information--Redemption;
                                         General Information--Administration of
                                         the Trusts
 20. Certain miscellaneous provisions
      of trust agreement
     (a)Amendment.....................   General Information--Administration of
                                         the
     (b)Termination...................   Trusts
     (c)and (d) Trustee, removal and     General Information--Administration of
          successor...................   the Trusts
     (e)and (f) Depositor, removal and   General Information--Administration of
          successor...................   the Trusts
 21. Loans to security holders........        *
 22. Limitations on liability.........   General Information--Administration of
                                         the Trusts
 23. Bonding arrangements.............        *
 24. Other material provisions of
      trust agreement.................        *

                        III. ORGANIZATION, PERSONNEL AND
                        AFFILIATED PERSONS OF DEPOSITOR
 25. Organization of depositor........   General Information--Administration of
                                         the Trusts
 26. Fees received by depositor.......   See Items 13(a) and 13(e)
 27. Business of depositor............   General Information--Administration of
                                         the Trusts
 28. Certain information as to offi-
      cials and affiliated persons of    General Information--Administration of
      depositor.......................   the Trusts

             Form N-8B-2                            Form S-6
             Item Number                      Heading in Prospectus
             -----------                      ---------------------

 29. Voting securities of depos-     General Information--Administration of the
      itor......................     Trusts
 30. Persons controlling deposi-
      tor.......................
 31. Payment by depositor for
      certain services rendered
      to trust..................
 32. Payment by depositor for           *
      certain other services
      rendered to trust.........
 33. Remuneration of employees
      of depositor for certain
      services rendered to
      trust.....................
 34. Remuneration of other per-
      sons for certain services
      rendered to trust.........

                        IV. DISTRIBUTION AND REDEMPTION
 35. Distribution of trust's se-   Public Offering of Units
      curities by states........
 36. Suspension of sales of             *
      trust's securities........
 37. Revocation of authority to
      distribute................

 38. (a)Method of distribution..   Public Offering of Units;
     (b)Underwriting agreements.   General Information--Market for Units;
     (c)Selling agreements......   Public Offering of Units; The Tax-Exempt
                                   Portfolios--Underwriting
 39. (a)Organization of princi-
      pal underwriters..........
     (b)N.A.S.D. membership of     General Information--Administration
      principal underwriters....   of the Trusts
 40. Certain fees received by      See Items 13(a) and 13(e)
      principal underwriters....
 41. (a)Business of principal      General Information--Administration
      underwriters..............   of the Trusts
     (b)Branch offices of prin-
      cipal underwriters........
     (c)Salesmen of principal           *
      underwriters..............
 42. Ownership of trust's secu-
      rities by certain persons.
 43. Certain brokerage commis-
      sions received by princi-
      pal underwriters..........   Public Offering of Units
 44. (a)Method of valuation.....   Public Offering of Units
     (b)Schedule as to offering         *
      price.....................
     (c)Variation in offering      Public Offering of Units
      price to certain persons..
 45. Suspension of redemption      General Information--Redemption
      rights....................
 46. (a)Redemption valuation....   General Information--Redemption;
                                   General Information--Market for Units;
                                   Public Offering of Units
     (b)Schedule as to redemp-          *
      tion price................
                                   General Information--Market for Units;
 47. Maintenance of position in    Public Offering of Units;
      underlying securities.....   General Information--Redemption

                     V. INFORMATION CONCERNING THE TRUSTEE
                                  OR CUSTODIAN
 48. Organization and regulation   General Information--Administration
      of trustee................   of the Trusts
 49. Fees and expenses of trust-
      ee........................
 50. Trustee's lien.............   General Information--Expenses of the Trusts


--------
* Inapplicable, answer negative or not required.

                Form N-8B-2                             Form S-6
                Item Number                      Heading in Prospectus
                -----------                      ---------------------

                    VI. INFORMATION CONCERNING INSURANCE OF
                             HOLDERS OF SECURITIES
 51.   Insurance of holders of trust's   Cover Page; General Information--
          securities..................   Expenses of the Trusts; The Tax-Exempt
                                         Portfolios--Insurance on the Bonds

                           VII. POLICY OF REGISTRANT

 52. (a) Provisions of trust agreement   The Trust Funds; General Information--
         with respect to selection or    Trust Information; General
         elimination of underlying se-   Information--Investment Supervision
         curities.....................
     (b) Transactions involving elimi-
         nation of underlying securi-
         ties.........................        *
     (c) Policy regarding substitution
         or elimination of underlying    General Information--Investment
         securities...................   Supervision; General Information--
                                         Trust Information
     (d) Fundamental policy not other-
         wise covered.................        *

                                         Essential Information; General
                                         Information--Trust Information; The
 53. Tax status of Trust..............   U.S. Treasury Portfolio Series--
                                         Federal Tax Status; The Tax-Exempt
                                         Portfolios--Federal Tax Status

                  VIII. FINANCIAL AND STATISTICAL INFORMATION

     Trust's securities during last
 54. ten years........................
 55.
 56. Certain information regarding pe-
      riodic payment certificates.....        *
 57.
 58.
 59. Financial statements (Instruction
      1(c) to Form S-6)...............        *






--------
* Inapplicable, answer negative or not required.

EVEREN UNIT INVESTMENT TRUSTS, SERIES 38

U.S. Treasury Portfolio Series 16 (the "U.S. Treasury Portfolio") was formed for the purpose of providing safety of capital and investment flexibility through an investment in a portfolio of U.S. Treasury Obligations that are backed by the full faith and credit of the United States government. Units of the Trust are rated "AAA" by Standard & Poor's. Interest income, if any, distributed by the Trust is exempt from state personal income taxes in all states. U.S. Treasury Portfolio Series 16 may be available to non-resident aliens and the income from such Trust, provided certain conditions are met, will be exempt from withholding for U.S. federal income tax for such foreign investors. A FOREIGN INVESTOR MUST PROVIDE A COMPLETED W-8 FORM TO HIS FINANCIAL REPRESENTATIVE OR THE TRUSTEE TO AVOID WITHHOLDING ON HIS ACCOUNT. The value of the Units, the estimated current return and the estimated long-term return to new purchasers will fluctuate with the value of the portfolio which will generally decrease inversely with changes in interest rates.

Insured National Series 17 (the "Insured National Trust," a "Tax-Exempt Portfolio" or an "Insured Trust") was formed for the purpose of gaining interest income exempt from Federal income taxes while conserving capital and diversifying risks by investing in an insured, fixed portfolio consisting of obligations issued by or on behalf of states of the United States or counties, municipalities, authorities or political subdivisions thereof.

Insured California Series 21 (the "Insured State Trust," a "Tax-Exempt Portfolio" or an "Insured Trust") was formed for the purpose of gaining interest income free from Federal income taxes and State and local income taxes and/or property taxes while conserving capital and diversifying risks by investing in an insured, fixed portfolio consisting of obligations issued by or on behalf of the State for which such Trust Fund is named or counties, municipalities, authorities or political subdivisions thereof.

Units of the Trusts are not deposits or obligations of, or guaranteed by, any bank, and Units are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation and involve investment risk including loss of principal. The use of the term "Insured" in the name of a Trust does not mean that the Units of the Trust are insured by any governmental or private organization. The Units are not insured.

Insurance guaranteeing the scheduled payment of principal and interest on all of the Bonds in the portfolio of each Insured Trust (other than any U.S. Treasury Obligations) has been obtained directly by the issuer or the Sponsor from MBIA Insurance Corporation or other insurers. See "Insurance on the Bonds" for each Insured Trust. Insurance obtained by a Bond issuer is effective so long as such Bonds are outstanding. THE INSURANCE DOES NOT RELATE TO THE UNITS OF THE INSURED TRUSTS OFFERED HEREBY OR TO THEIR MARKET VALUE. As a result of such insurance, the Units of the Insured Trusts have received a rating of "AAA" by Standard & Poor's, a division of The McGraw-Hill Companies, ("Standard & Poor's"). See "Insurance on the Bonds" for each Insured Trust. No representation is made as to any insurer's ability to meet its commitments.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The investor is advised to read and retain this Prospectus for future reference.

                THE DATE OF THIS PROSPECTUS IS OCTOBER 5, 1995.

SUMMARY

PUBLIC OFFERING PRICE. The Public Offering Price per Unit of a Trust Fund during the initial offering period is equal to a pro rata share of the offering prices of the Securities in such Trust Fund plus or minus a pro rata share of cash, if any, in the Principal Account held or owned by such Trust Fund, plus accrued interest plus that sales charge indicated under "Essential Information." The secondary market Public Offering Price per Unit will be based upon a pro rata share of the bid prices of the Securities in each Trust Fund plus or minus a pro rata share of cash, if any, in the Principal Account held or owned by such Trust Fund, plus accrued interest plus the applicable sales charge indicated under "Public Offering of Units--Public Offering Price." The sales charge is reduced on a graduated scale for sales involving at least $100,000 or 10,000 Units and will be applied on whichever basis is more favorable to the investor. The minimum purchase for each Trust is $1,000.

INTEREST AND PRINCIPAL DISTRIBUTIONS. Distributions of the estimated annual interest income to be received by each Trust Fund, after deduction of estimated expenses, will be made monthly. See "Essential Information." Distributions of funds, if any, in the Principal Account will be made as provided in "General Information--Unitholders--Distributions to Unitholders."

REINVESTMENT. Each Unitholder of a Trust Fund offered herein may elect to have distributions of principal or interest or both automatically invested without charge in shares of certain mutual funds sponsored by Kemper Financial Services, Inc. See "General Information--Distribution Reinvestment."

ESTIMATED LONG-TERM RETURN AND ESTIMATED CURRENT RETURN. As of the opening of business on the Initial Date of Deposit, the Estimated Long-Term Return and the Estimated Current Return, if applicable, for each Trust were as set forth in "Essential Information." The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, the Sponsor and Evaluator and with the principal prepayment, redemption, maturity and exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the accrued interest; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements or average lives of all of the Securities in the applicable Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements or average lives of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while Estimated Current Return calculations include only net annual interest income and Public Offering Price.

MARKET FOR UNITS. After the initial offering period, while under no obligation to do so, the Sponsor intends to, and certain Underwriters may, maintain a market for the Units and to offer to repurchase such Units at prices subject to change at any time which are based on the aggregate bid side evaluation of the Securities in a Trust plus accrued interest.

RISK FACTORS. An investment in the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a security when due, volatile interest rates, early call provisions, and changes to the tax status of the Securities. See "The U.S. Treasury Portfolio Series-- Risk Factors" and "The Tax-Exempt Portfolios--Municipal Bond Risk Factors."

EVEREN UNIT INVESTMENT TRUSTS, SERIES 38

ESSENTIAL INFORMATION
AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT
SPONSOR AND EVALUATOR: EVEREN UNIT INVESTMENT TRUSTS, A SERVICE OF
                   EVEREN SECURITIES, INC.
          TRUSTEE: INVESTORS FIDUCIARY TRUST COMPANY

The income, expense and distribution data set forth below has been calculated for Unitholders purchasing less than 10,000 Units of a Trust (less than 50,000 Units of a U.S. Treasury Portfolio). Unitholders purchasing 10,000 Units or more of a Trust (50,000 Units or more of a U.S. Treasury Portfolio) will receive a slightly higher return because of the reduced sales charge for larger purchases.

                                           U.S.
                                         TREASURY      INSURED       INSURED
                                        PORTFOLIO      NATIONAL     CALIFORNIA
                                        SERIES 16     SERIES 17     SERIES 21
                                       ------------  ------------  ------------
Public Offering Price per
 Unit (1)(2).........................  $      8.953  $      9.963  $     10.162
Principal Amount of Securities per
 Unit................................        10.000  $     10.000  $     10.000
Estimated Current Return based on
 Public Offering Price (3)(4)(5)(6)..           -- %         5.41%         5.41%
Estimated Long-Term
 Return (3)(4)(5)(6).................          4.87%         5.47%         5.44%
Estimated Normal Annual Distribution
 per Unit (6)........................          None  $    0.53892  $    0.54933
Principal Amount of Securities.......  $    500,000  $  4,675,000  $  2,955,000
Number of Units......................        50,000       467,500       295,500
Fractional Undivided Interest per
 Unit................................      1/50,000     1/467,500     1/295,500
Calculation of Public Offering Price:
 Aggregate Offering Price of
  Securities.........................  $    438,916  $  4,429,728  $  2,855,679
 Aggregate Offering Price of
  Securities per Unit................  $      8.778  $      9.475  $      9.664
 Plus Sales Charge per Unit (7)......  $      0.175  $      0.488  $      0.498
 Public Offering Price per
  Unit (1)(2)........................  $      8.953  $      9.963  $     10.162
Redemption Price per Unit............  $      8.766  $      9.425  $      9.614
Sponsor's Initial Repurchase Price
 per Unit............................  $      8.778  $      9.475  $      9.664
Excess of Public Offering Price per
 Unit over Redemption Price per Unit.  $      0.187  $      0.538  $      0.548
Excess of Public Offering Price per
 Unit over Sponsor's Initial
 Repurchase Price per Unit...........  $      0.175  $      0.488  $      0.498
Calculation of Estimated Net Annual
 Interest Income per Unit (6):
 Estimated Annual Interest Income....  $    0.00710  $    0.56360  $    0.57549
 Less: Estimated Annual Expense......  $    0.00710  $    0.02468  $    0.02616
 Estimated Net Annual Interest
  Income.............................  $    0.00000  $    0.53892  $    0.54933
Estimated Daily Rate of Net Interest
 Accrual per Unit....................   0.000000000  $0.001497000  $0.001525920
Minimum Principal Value of the Trust
 under which Trust Agreement may be
 terminated (8)......................  $    100,000  $    935,000  $    591,000

Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of business of the Sponsor (currently 3:15 p.m. Central Time) next following receipt of an order for a sale or purchase of Units or receipt by Investors Fiduciary Trust Company of Units tendered for redemption.

                                                    U.S.
                                                  TREASURY    INSURED    INSURED
                                                  PORTFOLIO  NATIONAL   CALIFORNIA
                                                  SERIES 16  SERIES 17  SERIES 21
                                                  ---------  ---------  ----------
Trustee's Annual Fee per $1,000 principal amount
 of Securities (9)..............................  $  0.550   $  1.620    $  1.640
Reduction of Trustee's fee per Unit during the
 first year (6).................................      None   $0.00018    $0.00014
Estimated annual interest income per Unit during
 the first year (6).............................  $0.00710   $0.56342    $0.57535
Interest Payments (10):
 First Payment per Unit, representing 20 days...      None   $0.02994    $0.03052
 Estimated Normal Monthly Distribution per Unit.      None   $0.04491    $0.04578
 Estimated Normal Annual Distribution per Unit..      None   $0.53892    $0.54933
Sales Charge (7):
 As a percentage of Public Offering Price per
  Unit..........................................     1.950%     4.900%      4.900%
 As a percentage of net amount invested.........     1.994%     5.150%      5.153%
 As a percentage of net amount invested in
  earning assets................................     1.994%     5.150%      5.153%

Date of Trust
 Agreements............. October 5, 1995
First Settlement Date... October 11, 1995
Mandatory Termination
 Date................... December 31, 2027
Evaluator's Annual
 Evaluation Fee--
 U.S. Treasury
 Portfolio.............. Maximum of $0.10 per $1,000 Principal Amount of Securities
Evaluator's Annual
 Evaluation Fee--Tax-
 Exempt Portfolios...... Maximum of $0.30 per $1,000 Principal Amount of Securities
Sponsor's Annual
 Surveillance Fee--Tax-
 Exempt Portfolios...... Maximum of $0.002 per Unit

---------------------
(1) Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price.
(2) Many unit investment trusts issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Initial Date of Deposit a Principal Amount of Securities per Unit of $10.
(3) The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Public Offering of Units--Public Offering Price."
(4) The Estimated Current Returns are calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, the Sponsor and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the accrued interest; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirement dates of all of the Securities in the applicable Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirement dates of the Securities and expenses of each Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Returns reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only net annual interest income and Public Offering Price.
(5) This figure is based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows to Unitholders for the Trusts are either set forth under "Estimated Cash Flows to Unitholders" for each Trust or are available upon request at no charge from the Sponsor.

(6) During the first year, the Trustee has agreed to reduce its fee (and to the extent necessary pay expenses of the Trust Funds) in the amounts stated above. The Trustee has agreed to the foregoing to cover all or a portion of the interest on any Securities accruing prior to their expected dates of delivery, since interest will not accrue to the benefit of Unitholders of a Trust Fund until such Securities are actually delivered to the Trust Fund. The estimated net annual interest income per Unit will remain as indicated. See "The Trust Funds" and "General Information-- Interest, Estimated Long-Term Return and Estimated Current Return."
(7) The sales charge as a percentage of the net amount invested in earning assets will increase as accrued interest increases. Transactions subject to quantity discounts (see "Public Offering of Units--Public Offering Price") will have reduced sales charges, thereby reducing all percentages in the table.
(8) The minimum principal value of each Trust (other than a Tax-Exempt Portfolio) under which the Trust Agreement may be terminated is 40% of the total aggregate principal amount of securities deposited in each such Trust during the primary offering period. The minimum principal value of each Tax-Exempt Portfolio under which the Trust Agreement may be terminated is 20% of the initial aggregate principal amount of securities deposited in such Trust.
(9) See "General Information--Expenses of the Trusts."
(10) Unitholders will receive interest distributions monthly. The Record Date is the first day of the month, commencing November 1, 1995, and the distribution date is the fifteenth day of the month, commencing November 15, 1995.

THE TRUST FUNDS

EVEREN Unit Investment Trusts, Series 38 includes the following separate unit investment trusts created by the Sponsor under the name EVEREN Unit Investment
Trusts: "U.S. Treasury Portfolio Series 16", "Insured National Series 17," and "Insured California Series 21" (collectively, the "Trusts" or "Trust Funds"). EVEREN Unit Investment Trusts, Series 38 is the successor to Kemper Defined Funds Series 37 and previous series. Each of the Trust Funds is separate and is designated by a different series number. Each of the Trust Funds was created under the laws of the State of Missouri pursuant to a trust indenture dated the Initial Date of Deposit (the "Trust Agreements") between EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. (the "Sponsor") and Investors Fiduciary Trust Company (the "Trustee").*

The U.S. Treasury Portfolio was formed for the purpose of providing safety of capital and investment flexibility through an investment in a portfolio of U.S. Treasury Obligations that are backed by the full faith and credit of the United States government. The U.S. Treasury Portfolio was also formed for the purpose of providing protection against changes in interest rates and also passing through to Unitholders in all states the exemption from state personal income taxes afforded to direct owners of U.S. obligations. The value of the Units, the estimated current return and the estimated long-term return to new purchasers will fluctuate with the value of the Securities in the portfolio which will generally decrease or increase inversely with changes in interest rates.

The Insured National Trust was formed for the purpose of gaining interest income exempt from Federal income taxes while conserving capital and diversifying risks by investing in an insured, fixed portfolio consisting of obligations issued by or on behalf of states of the United States or counties, municipalities, authorities or political subdivisions thereof.

The Insured State Trust was formed for the purpose of gaining interest income free from Federal income taxes and State and local income and/or property taxes while conserving capital and diversifying risks by investing in an insured, fixed portfolio consisting of obligations issued by or on behalf of the State for which such Trust Fund is named or counties, municipalities, authorities or political subdivisions thereof.

There is, of course, no guarantee that the Trust Funds' objectives will be achieved. Offerees in the states of Illinois, Indiana, Virginia and Washington may purchase Units of the U.S. Treasury Portfolio and Insured National Trust only.

As used herein, the terms "Securities" and "Bonds" mean the obligations initially deposited in the Trusts described under "Portfolio" for each Trust (including all contracts to purchase such obligations accompanied by an irrevocable letter of credit sufficient to perform such contracts initially deposited in the Trusts) and any additional obligations deposited in the Trusts following the Initial Date of Deposit. As used herein, the term "U.S. Treasury Obligations" means the obligations (and contracts) included in the U.S. Treasury Portfolio. As used herein, the terms "Municipal Bonds" and "Municipal Obligations" mean the obligations (and contracts for the purchase thereof) included in the Tax-Exempt Portfolios.
---------------------
 * Reference is made to the Trust Agreements, and any statements contained herein are qualified in their entirety by the provisions of the Trust Agreements.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee that aggregate principal amount of Securities or contracts for the purchase thereof for deposit in the Trust Funds as set forth under "Essential Information." Of such principal amount, the amount specified in "Essential Information" was deposited in each Trust. In exchange for the Securities so deposited, the Trustee delivered to the Sponsor documentation evidencing the ownership of that number of Units for each Trust as indicated under "Essential Information." Each Trust initially consists of delivery statements (i.e., contracts) to purchase obligations. The Sponsor has a limited right of substitution for such Securities in the event of a failed contract. See "General Information--Trust Information."

Additional Units of each Trust may be issued from time to time following the Initial Date of Deposit by depositing in the Trust additional Securities or contracts to purchase thereof together with irrevocable letters of credit or cash. As additional Units are issued by a Trust as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities into a Trust following the Initial Date of Deposit, provided that such additional deposits will be in principal amounts which will maintain the same original percentage relationship among the principal amounts of the Securities in such Trust established by the initial deposit of the Securities. Thus, although additional Units will be issued, each Unit will continue to represent the same principal amount of each Security, and the percentage relationship among the principal amount of each Security in the related Trust will remain the same.

Each Unit initially offered represents that undivided interest in the appropriate Trust indicated under "Essential Information." To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

An investment in Units of a Trust Fund should be made with an understanding of the risks which an investment in fixed rate debt obligations may entail, including the risk that the value of the portfolio and hence of the Units will decline with increases in interest rates. The value of the underlying Securities will fluctuate inversely with changes in interest rates. The uncertain economic conditions of recent years, together with the fiscal measures adopted to attempt to deal with them, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate debt obligations generally and long-term obligations in particular. The Sponsor cannot predict the degree to which such fluctuations will continue in the future.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

UNITHOLDERS
EVEREN UNIT INVESTMENT TRUSTS, SERIES 38

We have audited the accompanying statements of condition and the related portfolios of EVEREN Unit Investment Trusts, Series 38 (U.S. Treasury Portfolio Series 16, Insured National Series 17 and Insured California Series
21) as of October 5, 1995. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of Securities owned at October 5, 1995 and a letter of credit deposited to purchase Securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EVEREN Unit Investment Trusts, Series 38 (U.S. Treasury Portfolio Series 16, Insured National Series 17 and Insured California Series 21) as of October 5, 1995, in conformity with generally accepted accounting principles.

                                                   GRANT THORNTON LLP

Chicago, Illinois
October 5, 1995

EVEREN UNIT INVESTMENT TRUSTS, SERIES 38

STATEMENTS OF CONDITION AT THE OPENING OF BUSINESS ON OCTOBER 5, 1995, THE INITIAL DATE OF DEPOSIT

                                                 U.S.
                                               TREASURY    INSURED    INSURED
                                               PORTFOLIO   NATIONAL  CALIFORNIA
                                               SERIES 16  SERIES 17  SERIES 21
                                              ----------- ---------- ----------
INVESTMENT IN SECURITIES
Securities deposited in the Trusts (1)(2).... $         0 $        0 $        0
Contracts to purchase Securities (1)(2)......     438,916  4,429,728  2,855,679
Accrued interest to First Settlement Date on
 Securities (1)(3)...........................          55     69,615     37,661
                                              ----------- ---------- ----------
 Total....................................... $   438,971 $4,499,343 $2,893,340
                                              =========== ========== ==========
Number of Units..............................      50,000    467,500    295,500
LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
 Accrued interest payable to Sponsor (1)(3).. $        55 $   69,615 $   37,661
Interest of Unitholders--
 Cost to investors (4).......................     447,650  4,657,703  3,002,871
 Less: Gross underwriting commission (4).....       8,734    227,975    147,192
                                              ----------- ---------- ----------
 Net interest to Unitholders (1)(3)(4).......     438,916  4,429,728  2,855,679
                                              ----------- ---------- ----------
   Total..................................... $   438,971 $4,499,343 $2,893,340
                                              =========== ========== ==========

--------
NOTES:

(1) The aggregate value of the Securities listed in each "Portfolio" and their cost to the Trust are the same. The value of the Securities is determined by Muller Data Corporation on the bases set forth under "Public Offering of Units--Public Offering Price". The contracts to purchase Securities are collateralized by an irrevocable letter of credit of $7,831,782 which has been deposited with the Trustee. Of this amount, $7,724,323 relates to the offering price of Securities to be purchased and $107,459 relates to accrued interest on such Securities to the expected dates of delivery.

(2) Insurance coverage providing for the timely payment of principal and interest on the Securities in an Insured Trust has been obtained directly by the issuer of such Securities or by the Sponsor from MBIA Insurance Corporation or other insurers.
(3) The Trustee will advance to each Trust the amount of net interest accrued to the First Settlement Date for distribution to the Sponsor as the Unitholder of Record.
(4) The aggregate public offering price includes a sales charge for the Trust as set forth under "Essential Information", assuming all single transactions involve less than 10,000 Units (less than 50,000 Units for a U.S. Treasury Portfolio). For single transactions involving 10,000 or more Units (50,000 or more Units for a U.S. Treasury Portfolio) the sales charge is reduced (see "Public Offering of Units--Public Offering Price") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE. Units of a Trust are offered at the Public Offering Price thereof. During the initial offering period, the Public Offering Price per Unit is equal to the aggregate of the offering side evaluations of the Securities in such Trust (as determined, pursuant to the terms of a contract with the Evaluator, by Muller Data Corporation, a non-affiliated firm regularly engaged in the business of evaluating, quoting or appraising comparable securities), plus or minus a pro rata share of cash, if any, in the Principal account held or owned by such Trust plus accrued interest plus the applicable sales charge referred to in the tables below divided by the number of outstanding Units of such Trust. The Public Offering Price for secondary market transactions, on the other hand, is based on the aggregate bid side evaluations of the Securities in a Trust (also, currently, as determined by Muller Data Corporation), plus or minus cash, if any, in the Principal Account held or owned by such Trust, plus accrued interest plus a sales charge based upon the dollar weighted average maturity of such Trust. Investors who purchase Units through brokers or dealers pursuant to a current management agreement which by contract or operation of law does not allow such broker or dealer to earn an additional commission (other than any fee or commission paid for maintenance of such investor's account under the management agreement) on such transactions may purchase such Units at the current Public Offering Price net of the applicable broker or dealer concession. See "Public Offering of Units--Public Distribution of Units" below.

The sales charge per Unit for U.S. Treasury Portfolio Series which contain predominantly zero coupon U.S. Treasury Obligations will be reduced pursuant to the following graduated scale:

                                         WEIGHTED AVERAGE YEARS TO MATURITY
                                     -------------------------------------------
                                           0 TO 1.99             2 TO 4.99
                                     --------------------- ---------------------
                                     PERCENT OF PERCENT OF PERCENT OF PERCENT OF
                                      OFFERING  NET AMOUNT  OFFERING  NET AMOUNT
TICKET SIZE*                           PRICE     INVESTED    PRICE     INVESTED
------------                         ---------- ---------- ---------- ----------
Less than $500,000..................    1.70      1.729       1.95      1.989
$500,000 to $999,999................    1.50      1.523       1.70      1.729
$1,000,000 to $1,499,999**..........    1.25      1.266       1.30      1.317

---------------------
* The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.
** For any transactions in excess of these amounts, contact the Sponsor for the applicable sales charge.

For the Tax-Exempt Portfolios, the sales charge per Unit will be reduced during the initial offering period pursuant to the following graduated scale:

                                                   WEIGHTED AVERAGE YEARS TO MATURITY
                         ---------------------------------------------------------------------------------------
                               0 TO 7.49            7.5 TO 9.99           10 TO 14.99           15 OR MORE
                         --------------------- --------------------- --------------------- ---------------------
                         PERCENT OF PERCENT OF PERCENT OF PERCENT OF PERCENT OF PERCENT OF PERCENT OF PERCENT OF
                          OFFERING  NET AMOUNT  OFFERING  NET AMOUNT  OFFERING  NET AMOUNT  OFFERING  NET AMOUNT
NUMBER OF UNITS            PRICE     INVESTED    PRICE     INVESTED    PRICE     INVESTED    PRICE     INVESTED
---------------          ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
1 to 9,999 Units........    3.0%      3.093%      3.9%      4.058%      4.2%      4.384%      4.9%      5.152%
10,000 to 24,999 Units..    2.8       2.881       3.7       3.842       4.0       4.167       4.5       4.712
25,000 to 49,999 Units..    2.6       2.669       3.5       3.627       3.8       3.950       4.3       4.493
50,000 to 99,999 Units..    2.5       2.564       3.3       3.413       3.5       3.627       3.5       3.627
100,000 or more Units...    2.0       2.041       2.7       2.775       2.8       2.881       3.0       3.093

As indicated above, in connection with secondary market transactions the sales charge is based upon the dollar weighted average maturity of a Trust and is determined in accordance with the tables set forth below. For purposes of this computation, Securities will be deemed to mature on their expressed maturity dates unless: (a) the Securities have been called for redemption or funds or securities have been placed in escrow to redeem them on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Securities are subject to a "mandatory tender," in which case such mandatory tender will be deemed to be the date upon which they mature. The effect of this method of sales charge computation will be that different sales charge rates will be applied to a Trust based upon the dollar weighted average maturity of such Trust's portfolio, in accordance with the following schedules.

In connection with secondary market transactions of all U.S. Treasury Portfolios, the sales charge per Unit will be reduced as set forth below:

                                                    SECONDARY
                         ----------------------------------------------------------------
                                    DOLLAR WEIGHTED AVERAGE YEARS TO MATURITY
                         ----------------------------------------------------------------
                         0-1.99 YEARS 2-2.99 YEARS 3-4.99 YEARS 5-6.99 YEARS 7-9.99 YEARS
DOLLAR AMOUNT OF TRADE   ------------ ------------ ------------ ------------ ------------
----------------------           SALES CHARGE (PERCENT OF PUBLIC OFFERING PRICE)
Less than $500,000......     1.25%        1.50%        1.75%        2.25%        3.00%
$500,000-$999,999.......     1.00         1.25         1.50         1.75         2.50
$1,000,000-$1,499,999*..     1.00         1.00         1.25         1.50         2.00

---------------------
* For any transaction in excess of $1,499,999 contact the Sponsor for the applicable sales charge.

For the Tax-Exempt Portfolios, in connection with secondary market transactions the sales charge per Unit will be reduced as set forth below:

                                                        SECONDARY
                                         ---------------------------------------
                                                   YEARS TO MATURITY*
                                         4 TO 7.99     8 TO 14.99     15 OR MORE
                                         --------- ------------------ ----------
                                           SALES CHARGE (% OF PUBLIC OFFERING
      AMOUNT OF INVESTMENT                               PRICE)
      --------------------               ---------------------------------------
      $1,000 to $99,999.................   3.50%          4.50%          5.50%
      $100,000 to $499,999..............   3.25           4.25           5.00
      $500,000 to $999,999..............   3.00           4.00           4.50
      $1,000,000 or more................   2.75           3.75           4.00

---------------------
* If the dollar weighted average maturity of the Trust Fund is from 1 to 3.99 years the sales charge is 2% and 1.5% of the Public Offering Price for purchases of $1,000 to $249,999 and $250,000 or more, respectively.

The reduced sales charges resulting from quantity discounts as shown on the tables above will apply to all purchases of Units on any one day by the same purchaser from the same Underwriter or dealer and for this purpose purchases of Units of a Trust Fund will be aggregated with concurrent purchases of Units of any other unit investment trust that may be offered by the Sponsor. Additionally, Units purchased in the name of a spouse or child (under 21) of such purchaser will be deemed to be additional purchases by such purchaser.

The reduced sales charges will also be applicable to a trust or other fiduciary purchasing for a single trust estate or single fiduciary account.

Unitholders of the various series of EVEREN Unit Investment Trusts, Insured Corporate Series (or its predecessors) who meet the conditions in the next succeeding sentence may, during the primary offering period of a Corporate Income Series only, acquire Units of such Corporate Income Series at the reduced sales charge equivalent to purchases during the initial offering period of 100,000 or more Units. First, the special sales charge discount only applies to purchases acquired with funds received from distributions of unscheduled principal payments in connection with units issued in such series and, second, the minimum purchase must be at least $1,000.

The Sponsor intends to permit officers, directors and employees of the Sponsor and Evaluator and at the discretion of the Sponsor registered representatives of selling firms to purchase Units of a Trust without a sales charge, although a transaction processing fee may be imposed on such trades.

Had Units of a Trust been available for sale at the opening of business on the Initial Date of Deposit, the Public Offering Price would have been as shown under "Essential Information." The Public Offering Price per Unit of a Trust on the date of this Prospectus or on any subsequent date will vary from the amount stated under "Essential Information" in accordance with fluctuations in the prices of the underlying Securities and the amount of accrued interest on the Units. On the Initial Date of Deposit, pursuant to an exemptive order from the Securities and Exchange Commission, the Public Offering Price at which Units will be sold will not exceed the price determined as of the opening of business on the Initial Date of Deposit as shown under "Essential Information"; however, should the value of the underlying Securities decline, purchasers will, of course, be given the benefit of such lower price. The aggregate bid and offering side evaluations of the Securities shall be determined (a) on the basis of current bid or offering prices of the Securities, (b) if bid or offering prices are not available for any particular Security, on the basis of current bid or offering prices for comparable bonds,
(c) by determining the value of Securities on the bid or offer side of the market by appraisal, or (d) by any combination of the above.

The foregoing evaluations and computations shall be made as of the evaluation time stated under "Essential Information," on each business day commencing with the Initial Date of Deposit of the Securities, effective for all sales made during the preceding 24-hour period.

The interest on the Securities deposited in a Trust, less the related estimated fees and expenses, is estimated to accrue in the annual amounts per Unit set forth under "Essential Information." The amount of net interest income which accrues per Unit may change as Securities mature or are redeemed, exchanged or sold, or as the expenses of a Trust change or the number of outstanding Units of a Trust changes.

Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used on the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. If a Unitholder desires to have certificates representing Units purchased, such certificates will be delivered as soon as possible following his written request therefor. For information with respect to redemption of Units purchased, but as to which certificates requested have not been received, see "General Information--Redemption" below.

ACCRUED INTEREST. Accrued interest is the accumulation of unpaid interest on a security from the last day on which interest thereon was paid. Interest on Securities generally is paid semi-annually (monthly in the case of Ginnie Maes, if any) although a Trust accrues such interest daily. Because of this, a Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of a Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the Public Offering Price in the sale of Units to the public, the Trustee will advance the amount of accrued interest as of the First Settlement Date and the same will be distributed to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date.

Because of the varying interest payment dates of the Securities, accrued interest at any point in time will be greater than the amount of interest actually received by the Trusts and distributed to Unitholders. Therefore, there will always remain an item of accrued interest that is added to the value of the Units. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unitholders and since such Account is non-interest-bearing to Unitholders, the Trustee benefits thereby.

COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION PRICE. While the Initial Public Offering Price of Units will be determined on the basis of the current offering prices of the Securities in a Trust, the redemption price per Unit (as well as the secondary market price per Unit) at which Units may be redeemed (see "General Information--Redemption") will be determined on the basis of the current bid prices of the Securities. As of the opening of business on the Initial Date of Deposit, the Public Offering Price per Unit (based on the offering prices of the Securities in a Trust and including the sales charge) exceeded the redemption price at which Units could have been redeemed (based upon the current bid prices of the Securities in a Trust) by the amount shown under "Essential Information." Under current market conditions the bid prices for U.S. Treasury Obligations are expected to be approximately 1/8 to 1/4 of 1% lower than the offer price of such obligations. In the past, bid prices on securities similar to those in the Trust Funds have been lower than the offering prices thereof by as much as 5% or more of principal amount in the case of inactively traded bonds or as little as 1/2 of 1% in the case of actively traded bonds, but the difference between such offering and bid prices may be expected to average 3% to 4% of principal amount. For this reason, among others (including fluctuations in the market prices of the Securities and the fact that the Public Offering Price includes a sales charge), the amount realized by a Unitholder upon any redemption of Units may be less than the price paid for such Units.

PUBLIC DISTRIBUTION OF UNITS. The Sponsor intends to qualify the Units for sale in a number of states (except for an Insured State Trust or uninsured State Trust which will be qualified for sale only in the state for which such Trust is named). Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the Public Offering Price as set forth below. Certain commercial banks are making Units of the Trust Funds available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks in the amount shown in the tables below. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Fund Units;

however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. The Sponsor reserves the right to change the discounts set forth below from time to time. In addition to such discounts, the Sponsor may, from time to time, pay or allow an additional discount, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of Units of a Trust and other unit investment trusts created by the Sponsor. The difference between the discount and the sales charge will be retained by the Sponsor. For Tax-Exempt Portfolios only, any dealer who sells at least those amounts of Units set forth under "The Tax-Exempt Portfolios-- Underwriting" on the Initial Date of Deposit will be entitled to a concession or agency commission equal to the corresponding takedown set forth in that section for those Units sold on the Initial Date of Deposit.

The primary market concessions and agency commissions for each U.S. Treasury Portfolio Series which contains predominantly zero coupon U.S. Treasury Obligations are as follows:

                                                            PRIMARY MARKET
                                                       -------------------------
                                                         REGULAR CONCESSION OR
                                                           AGENCY COMMISSION
                                                       -------------------------
      DOLLAR AMOUNT OF TRADE*                          0-1.99 YEARS 2-4.99 YEARS
      -----------------------                          ------------ ------------
      $0 to $499,999..................................     1.05%        1.20%
      $500,000 to $999,999............................      .90         1.10
      $1,000,000 to $1,499,000**......................      .70          .80

---------------------
* The breakpoint discounts are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $1,000 per 100 Units. No volume discount is allowed for these Series, however, sales of these Series can be combined for the purposes of achieving the volume discount given for other U.S. Treasury Portfolio Series.
**For any transactions in excess of these amounts, contact the Sponsor for the applicable concessions and agency commissions.

For the Tax-Exempt Portfolios, the primary and secondary market concessions or agency commissions are as follows:

                                                      PRIMARY
                                    --------------------------------------------
                                         WEIGHTED AVERAGE YEARS TO MATURITY
                                    0 TO 7.49 7.5 TO 9.99 10 TO 14.99 15 OR MORE
                                         ---------------------------------------
NUMBER OF UNITS                                  DISCOUNT PER UNIT
---------------                     --------------------------------------------
1 to 9,999 Units...................   $0.20      $0.27       $0.28      $0.32
10,000 to 24,999 Units.............   $0.19      $0.25       $0.27      $0.32
25,000 to 49,999 Units.............   $0.18      $0.23       $0.26      $0.32
50,000 to 99,999 Units.............   $0.17      $0.22       $0.25      $0.25
100,000 or more Units..............   $0.11      $0.17       $0.18      $0.20

                                                        SECONDARY MARKET
                                                 -------------------------------
                                                      DOLLAR WEIGHT AVERAGE
                                                       YEARS TO MATURITY*
                                                 4 TO 7.99 8 TO 14.99 15 OR MORE
                                            ------------------------------------
                                                        DISCOUNT PER UNIT
                                                   (PERCENT OF PUBLIC OFFERING
      DOLLAR AMOUNT OF TRADE                                 PRICE)
      ----------------------                     -------------------------------
      $1,000 to $99,999.........................   2.00%      3.00%      4.00%
      $100,000 to $499,999......................   1.75       2.75       3.50
      $500,000 to $999,999......................   1.50       2.50       3.00
      $1,000,000 or more........................   1.25       2.25       2.50

---------------------
* If the dollar weighted average maturity of a Trust Fund is from 1 to 3.99 years, the concession or agency commission is 1.00% of the Public Offering Price.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

PROFITS OF SPONSOR AND UNDERWRITERS. In connection with Trusts other than a Tax-Exempt Portfolio, the Sponsor will receive gross sales charges equal to the percentage of the Offering Price of the Units of such Trusts stated under "Public Offering Price" and will pay a fixed portion of such sales charges to dealers and agents. As set forth under "The Tax-Exempt Portfolios-- Underwriting," the Underwriters of each Tax-Exempt Portfolio will receive gross sales charges equal to the percentage of the Public Offering Price of the Units of such Trust Fund stated under "Public Offering Price" and the Sponsor will receive a fixed portion of such sales charges. In addition, the Sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the Securities to the Sponsor and the cost of such Securities to a Trust Fund, which is based on the offering side evaluation of the Securities. See "Portfolio" for each Trust. The Sponsor or Underwriters may also realize profits or losses with respect to Securities deposited in a Trust which were acquired from underwriting syndicates of which the Sponsor or any Underwriter was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The Sponsor and the Underwriters may realize additional profits or losses during the initial offering period on unsold Units as a result of changes in the daily evaluation of the Securities in a Trust.

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THE U.S. TREASURY PORTFOLIO SERIES

THE TRUST PORTFOLIO

U.S. Treasury Portfolio Series 16 was formed for the purpose of providing safety of capital and investment flexibility through an investment in a portfolio of U.S. Treasury Obligations that is backed by the full faith and credit of the United States government. The U.S. Treasury Portfolio Series was also formed for the purpose of providing protection against changes in interest rates and also passing through to Unitholders in all states the exemption from state personal income taxes afforded to direct owners of U.S. obligations. The value of the Units, the estimated current return and estimated long-term return to new purchasers will fluctuate with the value of the Securities included in a portfolio which will generally increase or decrease inversely with changes in interest rates.

The U.S. Treasury Portfolio Series may be an appropriate investment vehicle for investors who desire to participate in a portfolio of taxable, fixed income securities offering the safety of capital provided by an investment backed by the full faith and credit of the United States. In addition, many investors may benefit from the exemption from state and local personal income taxes that will pass through the U.S. Treasury Portfolio Series to Unitholders in virtually all states.

In selecting U.S. Treasury Obligations for deposit in the U.S. Treasury Portfolio Series, the following factors, among others were, considered by the
Sponsor: (a) the types of such obligations available; (b) the prices and yields of such obligations relative to other comparable obligations, including the extent to which such obligations are traded at a premium or at a discount from par; and (c) the maturities of such obligations.

RISK FACTORS

The Securities are direct obligations of the United States and are backed by its full faith and credit although the Units of a Trust are not so backed. The Securities are not rated but in the opinion of the Sponsor have credit characteristics comparable to those of securities rated "AAA" by nationally recognized rating agencies.

An investment in Units of a Trust should be made with an understanding of the risks which an investment in fixed rate debt obligations may entail, including the risk that the value of the Securities and hence the Units will decline with increases in interest rates. The high inflation of past years, together with the fiscal measures adopted to attempt to deal with it, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate debt obligations generally. The Sponsor cannot predict whether such fluctuations will continue in the future. For a discussion of other considerations associated with an investment in Units, see "General Information--Trust Information."
                                                                            US-1
                         U.S. TREASURY PORTFOLIO SERIES

EVEREN UNIT INVESTMENT TRUSTS, SERIES 38

U.S. TREASURY PORTFOLIO, SERIES 16
PORTFOLIO AS OF THE INITIAL DATE OF DEPOSIT: OCTOBER 5, 1995

                                                                                         COST OF
                                                                                        SECURITIES
  FACE                                                                                      TO
 AMOUNT               COUPON                         MATURITIES                          TRUST(1)
----------------------------------------------------------------------------------------------------
$100,000              0.000%                          02/15/97                           $ 92,833(2)
 100,000              0.000%                          08/15/97                             90,274(2)
 100,000              0.000%                          02/15/98                             87,475(2)
 100,000              0.000%                          08/15/98                             84,891(2)
  96,000              0.000%                          02/15/99                             79,077(2)
   4,000              8.875%                          02/15/99                              4,366
--------                                                                                 --------
$500,000                                                                                 $438,916
========                                                                                 ========

---------------------
See "Notes to Portfolios."

NOTES TO PORTFOLIOS:

(1) Some Securities may be represented by contracts to purchase such Securities. During the initial offering period, evaluations of Securities are made on the basis of current offering side evaluations of the Securities. The aggregate offering price is greater than the aggregate bid price of the Securities, which is the basis on which Redemption Prices will be determined for purposes of redemption of Units after the initial offering period. Other information regarding the Securities in the Trust Funds, at the opening of business on the Initial Date of Deposit, is as follows:

                                                                         U.S.
                                                                       TREASURY
                                                                        SERIES
   TRUST                                                                  16
   -----                                                               --------
   Cost of Securities to Sponsor...................................... $438,920
   Profit or (Loss) to Sponsor........................................ $    626
   Annual Interest Income to Trust.................................... $    355
   Bid Side Value of Securities....................................... $438,291

(2) This Security has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Securities which pay no interest are normally described as "zero coupon" bonds. Over the life of Securities purchased at a deep discount the value of such Securities will increase such that upon maturity the holders of such securities will receive 100% of the principal amount thereof.
US-2
                        U.S. TREASURY PORTFOLIO SERIES

FEDERAL TAX STATUS

In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law:

  (1) Each Trust is not an association taxable as a corporation for Federal income tax purposes and each Unitholder will be treated as the owner of a pro rata portion of such Trust under the Internal Revenue Code of 1986, as amended (the "Code") and income of such Trust will be treated as the income of the Unitholders under the Code.

  (2) Each Unitholder will have a taxable event when a Trust disposes of a U.S. Treasury Obligation, or when the Unitholder redeems or sells his Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by a Trust, if any, on U.S. Treasury Obligations delivered after the Unitholders pay for their Units to the extent that such interest accrued on such U.S. Treasury Obligations during the period from the Unitholder's settlement date to the date such U.S. Treasury Obligations are delivered to a Trust and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of U.S. Treasury Obligations (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount, amortized bond premium and accrued market discount (if the Unitholder has elected to include such market discount in income as it accrues), if any) is determined by apportioning the cost of the Units among each of a Trust assets ratably according to value as of the date of acquisition of the Units. the tax cost reduction requirements of said Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to his original cost.

  (3) Certain Trusts may contain "zero coupon" Stripped Treasury Securities. The basis of each Unit and of each U.S. Treasury Obligation which was issued with original issue discount must be increased by the amount of accrued original issue discount and the basis of each unit and of each U.S. Treasury Obligation which was purchased by a Trust at a premium must be reduced by the annual amortization of bond premium which the Unitholder has properly elected to amortize under Section 171 of the Code. The Stripped Treasury Securities held by a Trust are treated as bonds that were originally issued at an original issue discount provided, pursuant to a Treasury Regulation (the "Regulation") issued on December 28, 1992, that the amount of original issue discount determined under Section 1286 of the Code is not less than a "de minimis" amount as determined thereunder.
  Because the Stripped Treasury Securities represent interests in "stripped" U.S. Treasury bonds, a Unitholder's initial cost for his pro rata portion of each Stripped Treasury Security held by a Trust (determined at the time he acquires his Units, in the manner described above) will be treated as its "purchase price" by the Unitholder. Original issue discount is effectively treated as interest for Federal income tax purposes, and the amount of original issue discount in this case is generally the difference between the bond's purchase price and its stated redemption price at maturity. A Unitholder will be required to include in gross income for each taxable year the sum of his daily portions of original issue discount attributable to the Stripped Treasury Securities held by a Trust as such original issue discount accrues and will, in general, be subject to Federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unitholders during such year to the extent it is not less than a
                                                                           US-3
                        U.S. TREASURY PORTFOLIO SERIES

  "de minimis" amount as determined under the Regulation. To the extent the amount of such discount is less than the respective "de minimis" amount, such discount shall be treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. In the case of the Stripped Treasury Securities, this method will generally result in an increase amount of income to the Unitholders each year. Unitholders should consult their tax advisers regarding the Federal income tax consequences and accretion of original issue discount.

  (4) The Unitholder's aliquot share of the total proceeds received on the disposition of, or principal paid with respect to, a U.S. Treasury Obligation held by a Trust will constitute ordinary income (which will be treated as interest income for most purposes) to the extent it does not exceed the accrued market discount on such U.S. Treasury Obligation that has not previously been included in taxable income by such Unitholder. A Unitholder may generally elect to include market discount in income as such discount accrues. In generally, market discount is the excess, if any, of the Unitholder's pro rata portion of the outstanding principal balance of a U.S. Treasury Obligation over the Unitholder's initial tax cost for such pro rata portion, determined at the time such Unitholder acquires his Units. However, market discount with respect to any U.S. Treasury Obligation will generally be considered zero if it does not exceed the statutorily defined "de minimis" amount. The market discount rules do not apply to Stripped Treasury Securities because they are stripped debt instruments subject to special original issue discount rules as discussed above. If a Unitholder sells his Units, gain, if any, will constitute ordinary income to the extent of the aggregate of the accrued market discount on the Unitholder's pro rata portion of each U.S. Treasury Obligation that is held by a Trust that has not previously been included in taxable income by such Unitholder. In general, market discount accrues on a ratable basis unless the Unitholder elects to accrue such discount on a constant interest rate basis. However, a unitholder should consult his own tax adviser regarding the accrual of market discount. The deduction by a Unitholder for any interest expense incurred to purchase or carry Units will be reduced by the amount of any accrued market discount that has not yet been included in taxable income by such Unitholder. In general, the portion of any interest expense which is not currently deductible would be ultimately deductible when the accrued market discount is included in income.

  (5) The Code provides that "miscellaneous itemized deductions" are allowable only to the extent that they exceed two percent of an individual taxpayer's adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law include a Unitholder's pro rata share of expenses paid by a Trust, including fees of the Trustee and the Evaluator but does not include amortizable bond premium on U.S. Treasury Obligations held by a Trust.

"The Revenue Reconciliation Act of 1993" (the "Tax Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

The Sponsor believes that Unitholders who are individuals will not be subject to any state personal income taxes on the interest received by a Trust and distributed to them. However, Unitholders (including individuals) may be subject to state and local taxes on any capital gains (or market discount treated as ordinary income) derived from a Trust and to other state and local taxes (including corporate income or
US-4
                        U.S. TREASURY PORTFOLIO SERIES
franchise taxes, personal property or intangibles taxes, and estate or inheritance taxes) on their Units or the income derived therefrom. In addition, individual Unitholders (and any other Unitholders which are not subject to state and local taxes on the interest income derived from a Trust) will probably not be entitled to a deduction for state and local tax purposes for their share of the fees and expenses paid by a Trust, for any amortized bond premium or for any interest on indebtedness incurred to purchase or carry their Units. Therefore, even though the Sponsor believes that interest income from a Trust is exempt from state personal income taxes in all states Unitholders should consult their own tax advisers with respect to state and local taxation.

A Unitholder of a Trust who is not a citizen or resident of the United States or a United States domestic corporation (a "Foreign Investor") will not be subject to U.S. Federal income taxes, including withholding taxes on amounts distributed from such Trust (including any original issue discount) on, or any gain from the sale or other disposition of, his Units or the sale or disposition of any U.S. Treasury Obligations by the Trustee, provided that (i) the interest income or gain is not effectively connected with the conduct by the Foreign Investor of a trade or business within the United States, (ii) with respect to any gain, the Foreign Investor (if an individual) is not present in the United States for 183 days or more during the taxable year, and
(iii) the Foreign Investor provides the required certification of his status and of the matters contained in clauses (i) and (ii) above, and further provided that the exemption from withholding for U.S. Federal income taxes for interest on any U.S. Treasury Obligation shall only apply to the extent the U.S. Treasury Obligation was issued by July 18, 1984.

Unless an applicable treaty exemption applies and proper certification is made, amounts otherwise distributable by the Trust to a Foreign Investor will generally be subject to withholding taxes under Section 1441 of the Code unless the Unitholder timely provides his financial representative or the Trustee with a statement that (i) is signed by the Unitholder under penalties of perjury, (ii) certifies that such Unitholder is not a United States person, or in the case of an individual, that he is neither a citizen nor a resident of the United States, and (iii) provides the name and address of the Unitholder. The statement may be made, at the option of the person otherwise required to withhold, on Form W-8 or on a substitute form that is substantially similar to Form W-8. If the information provided on the statement changes, the beneficial owner must so inform the person otherwise required to withhold within 30 days of such change.

Foreign Unitholders should consult their own tax advisers with respect to the foreign and United States tax consequences or ownership of Units.

It should be remembered that even if distributions are reinvested, they are still treated as distributions for income tax purposes.

It should also be remembered that Unitholders may be required for Federal income tax purposes to include amounts in ordinary gross income in advance of the receipt of the cash attributable to such income.

The market discount rules do not apply to stripped U.S. Treasury Obligations because they are stripped debt instruments subject to special original issue discount rules. Unitholders should consult their tax advisers as to the amount of original issue discount which accrues.

If a Unitholder does not elect to annually include accrued market discount in taxable income as it accrues, deduction for any interest expense incurred by the Unitholder which is incurred to purchase or
                                                                           US-5
                        U.S. TREASURY PORTFOLIO SERIES
carry his Units will be reduced by such accrued market discount. In general, the portion of any interest expense which was not currently deductible would ultimately be deductible when the accrued market discount is included in income. Unitholders should consult their tax advisers regarding whether an election should be made to include market discount in income as it accrues and as to the amount of interest expense which may not be currently deductible.

The tax basis of a Unitholder with respect to his interest in a U.S. Treasury Obligation is increased by the amount of original issue discount (and market discount, if the Unitholder elects to include market discount, if any, on the U.S. Treasury Obligations held by a Trust in income as it accrues) thereon properly included in the Unitholder's gross income as determined for Federal income tax purposes and reduced by the amount of any amortized acquisition premium which the Unitholder has properly elected to amortize under Section 171 of the Code. A Unitholder's tax basis in his Units will equal his tax basis in his pro rata portion of all of the assets of the Trust.

A Unitholder will recognize taxable capital gain (or loss) when all or part of his pro rata interest in a U.S. Treasury Obligation is disposed of in a taxable transaction for an amount greater (or less) than his tax basis therefor. Any gain recognized on a sale or exchange and not constituting a realization of accrued "market discount," and any loss will, under current law, generally be capital gain or loss except in the case of a dealer or financial institution. As previously discussed, gain realized on the disposition of the interest of a Unitholder in any U.S. Treasury Obligation deemed to have been acquired with market discount will be treated as ordinary income to the extent the gain does not exceed the amount of accrued market discount not previously taken into income. Any capital gain or loss arising from the disposition of a U.S. Treasury Obligation by the Trust or the disposition of Units by a Unitholder will be short term capital gain or loss unless the Unitholder has held his Units for more than one year in which case such capital gain or loss will be long term. The tax cost reduction requirements of the Code relating to amortization of bond premium may under some circumstances, result in the Unitholder realizing taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost.

If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all Trust assets including his pro rata portion of the U.S. Treasury Obligations represented by the Unit. This may result in a portion of the gain, if any, on such sale being taxable as ordinary income under the market discount rules (assuming no election was made by the Unitholder to include market discount in income as it accrues) as previously discussed.

Each Unitholder (other than a foreign investor who has properly provided the certifications described above) will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder had not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unitholder will be subject to back up withholding.

TAX REPORTING AND REALLOCATION

Because each Trust receives interest and makes monthly distributions based upon such Trust's expected total collections of interest and any anticipated expenses, certain tax reporting consequences may arise. Each Trust is required to report Unitholder information to the Internal Revenue Service ("IRS"), based upon the actual collection of interest by such Trust on the securities in such Trust, without regard to such Trust's expenses or to such Trust's payments to Unitholders during the year. If distributions to Unitholders
US-6
                        U.S. TREASURY PORTFOLIO SERIES
exceed interest collected, the difference will be reported as a return of principal which will reduce a Unitholder's cost basis in its Units (and its pro rata interest in the securities in the Trust). A Unitholder must include in taxable income the amount of income reported by a Trust to the IRS regardless of the amount distributed to such Unitholder. If a Unitholder's share of taxable income exceeds income distributions made by a Trust to such Unitholder, such excess is in all likelihood attributable to the payment of miscellaneous expenses of such Trust which will not be deductible by an individual Unitholder as an itemized deduction except to the extent that the total amount of certain itemized deductions, such as investment expenses (which would include the Unitholder's share of Trust expenses), tax return preparation fees and employee business expenses, exceeds 2% of such Unitholder's adjusted gross income. Alternatively, in certain cases, such excess may represent an increase in the Unitholder's tax basis in the Units owned. Investors with questions regarding these issues should consult with their tax advisers.

ESTIMATED CASH FLOWS TO UNITHOLDERS

The tables below set forth the per Unit estimated distributions of interest and principal to Unitholders. The tables assume no changes in Trust expenses, no redemptions or sales of the underlying U.S. Treasury Obligations prior to maturity and the receipt of all principal due upon maturity. To the extent the foregoing assumptions change actual distributions will vary.

U.S. TREASURY PORTFOLIO SERIES 16

                                       ESTIMATED                                ESTIMATED
                                       PRINCIPAL                                  TOTAL
             DATES                    DISTRIBUTION                             DISTRIBUTION
     -----------------                ------------                             ------------
     February 28, 1997                  $2.00000                                 $2.00000
     August 31, 1997                    $2.00000                                 $2.00000
     February 28, 1998                  $2.00000                                 $2.00000
     August 31, 1998                    $2.00000                                 $2.00000
     February 28, 1999                  $2.00000                                 $2.00000








                                                                           US-7
                        U.S. TREASURY PORTFOLIO SERIES

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THE TAX-EXEMPT PORTFOLIOS

THE TRUST PORTFOLIO

The Tax-Exempt Portfolios may be appropriate investment vehicles for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, Municipal Bonds of the type deposited in the Tax-Exempt Portfolios are often not available in small amounts.

The selection of Municipal Bonds for each Trust was based largely upon the experience and judgment of the Sponsor. In making such selections the Sponsor considered the following factors: (a) Standard & Poor's or Moody's ratings of the Municipal Bonds; (b) the price of the Municipal Bonds relative to other issues of similar quality and maturity; (c) the diversification of the Municipal Bonds as to purpose of issue; (d) the income to the Unitholders of the Trust; (e) in the case of Insured Trust Funds whether such Bonds were insured or the availability and cost of insurance for the scheduled payment of principal and interest on the Municipal Bonds; and (f) the dates of maturity of the Bonds.

All of the Municipal Bonds in each Trust Fund's portfolio are rated in the category "BBB" or better (including provisional or conditional ratings) by Standard & Poor's or "Baa" or better by Moody's. See "Portfolio" for each Tax-Exempt Portfolio.

All Municipal Bonds deposited in the Trust Funds on the Initial Date of Deposit were represented by purchase contracts assigned to the Trustee together with cash, cash equivalents or irrevocable letters of credit issued by a major commercial bank in the amounts necessary to complete the purchase thereof. Each Trust consists of that number of Municipal Bonds divided by purpose of issues (and percentage of principal amount of such Trust) as set forth in the following table.

SERIES INFORMATION

                                                            INSURED   INSURED
                                                           NATIONAL  CALIFORNIA
                                                           SERIES 17 SERIES 21
                                                           --------- ----------
Number of Obligations..................................... 10        8
Territorial Obligations (1)............................... None      None
General Obligation Bonds (2)(3)........................... None      1(12%)
Revenue Bonds (4)(3)...................................... 10(100%)  7(88%)
Revenue Bond Concentrations (3):
 Correctional Facilities..................................
 Excise Tax Revenue.......................................
 Sales Tax Revenue........................................
 Electric Systems......................................... 2(21%)    1(17%)
 Utilities................................................
 Hospital................................................. 3(30%)
 Pollution Control........................................
 Lease Revenue............................................           1(17%)
 Education................................................ 2(20%)    1(8%)
 Wastewater............................................... 1(11%)
 Water & Sewer............................................ 2(18%)    2(19%)
 Tax Allocation...........................................           2(27%)
 Tollroad.................................................
 Miscellaneous............................................
Average life of the Municipal Bonds in the Trust (5)...... 28 years  28.5 years
Percentage of "when, as and if issued" or "delayed deliv-
 ery" Bonds purchased by the Trust........................ 11%       8%
Syndication (6)........................................... None      None

                                                                           TE-1
                             TAX-EXEMPT PORTFOLIOS

---------------------
(1) Municipal Bonds issued by Territories of the United States (which term includes the Commonwealth of Puerto Rico and the District of Columbia) generally receive the same tax exempt treatment for both state and Federal tax purposes as Municipal Bonds issued by political entities in the named State Trust. See "State Risk Factors and State Tax Status" for each Trust.
(2) General obligation bonds are general obligations of governmental entities and are backed by the taxing powers of such entities.
(3) The portfolio percentage in parenthesis represents the principal amount of such Bonds to the total principal amount of Bonds in the Trust. For a discussion of the risk associated with investments in the bonds of such issuers, see "Municipal Bond Risk Factors" below.
(4) Revenue bonds are payable from the income of a specific project or authority and are not supported by an issuer's power to levy taxes.
(5) The average life of the Bonds in a Trust is calculated based upon the stated maturities of the Bonds in such Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The average life of the Bonds in a Trust may increase or decrease from time to time as Bonds mature or are called or sold.
(6) The Sponsor and/or affiliated Underwriters have participated as either the sole underwriter or manager or a member of underwriting syndicates from which approximately that percentage listed above of the aggregate principal amount of the Bonds in such Trust were acquired.
TE-2
                             TAX-EXEMPT PORTFOLIOS

TAXABLE EQUIVALENT ESTIMATED CURRENT RETURN TABLES

As of the date of this Prospectus, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State taxes (where applicable) using the published Federal and State tax rates (where applicable) scheduled to be in effect in 1995. They incorporate increased tax rates for higher income taxpayers that were included in the Revenue Reconciliation Act of 1993. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. For cases in which more than one State bracket falls within a Federal bracket the highest State bracket is combined with the Federal bracket. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes, and have been rounded to the nearest 1/10 of 1%. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $114,700. The tables do not reflect the effect of limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal Federal tax rate to approximately 44 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See "Federal Tax Status" for a more detailed discussion of recent Federal tax legislation, including a discussion of provisions affecting corporations.

NATIONAL

 TAXABLE INCOME ($1,000'S)                TAX-EXEMPT ESTIMATED CURRENT RETURN
----------------------------             -------------------------------------------
                                          4     5%    5     6%     6     7%      7
                                         1/2%        1/2%        1/2%          1/2%
  SINGLE         JOINT                       EQUIVALENT TAXABLE ESTIMATED
  RETURN         RETURN      TAX BRACKET            CURRENT RETURN
  ------         ------      ----------- -------------------------------------------
  $     0-
     23.35    $     0- 39.00    15.0%    5.29% 5.88% 6.47% 7.06%  7.65%  8.24%  8.82%
    23.35-
     56.55      39.00- 94.25    28.0     6.25  6.94  7.64  8.33   9.03   9.72  10.42
    56.55-
    117.95      94.25-143.60    31.0     6.52  7.25  7.97  8.70   9.42  10.14  10.87
   117.95-
    256.50     143.60-256.50    36.0     7.03  7.81  8.59  9.38  10.16  10.94  11.72
      Over
    256.50       Over 256.50    39.6     7.45  8.28  9.11  9.93  10.76  11.59  12.42

CALIFORNIA

 TAXABLE INCOME ($1,000'S)                 TAX-EXEMPT ESTIMATED CURRENT RETURN
----------------------------              --------------------------------------------
                                           4%    4     5%     5     6%      6     7%
                                                1/2%        1/2%          1/2%
  SINGLE         JOINT                         EQUIVALENT TAXABLE ESTIMATED
  RETURN         RETURN      TAX BRACKET*             CURRENT RETURN
  ------         ------      ------------ --------------------------------------------
  $     0-
     23.35    $     0- 39.00     20.1%    5.01% 5.63% 6.26%  6.88%  7.51%  8.14%  8.76%
    23.35-
     56.55      39.00- 94.25     34.7     6.13  6.89  7.66   8.42   9.19   9.95  10.72
                94.25-143.60     37.4     6.39  7.19  7.99   8.79   9.58  10.38  11.18
    56.55-
    117.95                       37.9     6.44  7.25  8.05   8.86   9.66  10.47  11.27
   117.95-
    214.93     143.60-256.50     42.4     6.94  7.81  8.68   9.55  10.42  11.28  12.15
   214.93-
    256.50                       43.0     7.02  7.89  8.77   9.65  10.53  11.40  12.28
               256.50-429.86     45.6     7.35  8.27  9.19  10.11  11.03  11.95  12.87
      Over
    256.50       Over 429.86     46.2     7.43  8.36  9.29  10.22  11.15  12.08  13.01

                                                                           TE-3
                             TAX-EXEMPT PORTFOLIOS

--------
*The State tax rates assumed take into account recent adjustments of tax brackets based on changes in the Consumer Price Index. The table reflects California income tax laws that increase State income tax rates for high income taxpayers. However, the table does not reflect the limitation on itemized deductions and the phase out of the benefit of the personal exemption credit and the dependent exemption credit that are imposed by the California income tax laws in a manner similar to Federal tax law.

TE-4
                             TAX-EXEMPT PORTFOLIOS

EVEREN UNIT INVESTMENT TRUSTS, SERIES 38                       INSURED NATIONAL
                                                                      SERIES 17

PORTFOLIO
AS OF THE INITIAL DATE OF DEPOSIT: OCTOBER 5, 1995

             NAME OF ISSUER, TITLE,
            COUPON RATE AND MATURITY
                  DATE OF BOND
            REPRESENTED BY SPONSOR'S
 AGGREGATE    CONTRACTS TO PURCHASE                REDEMPTION    COST OF BONDS
 PRINCIPAL         BONDS(1)(5)         RATING(2)  PROVISIONS(3)   TO TRUST(4)
------------------------------------------------------------------------------
 $  350,000 (P)Municipality of            AAA    2003 @ 102       $  324,674
             Metropolitan Seattle
             (Seattle, Washington)
             Sewer Refunding Revenue
             Bonds, Series Z (AMBAC
             Insured), 5.45% Due
             1/1/2021
    445,000 (P)South Dakota Board of      AAA    2004 @ 100          392,592
             Regents, South Dakota               2018 @ 100 S.F.
             State University
             Housing and Auxiliary
             Facilities Revenue
             Bonds, Series 1994A
             (MBIA Insured), 5.125%
             Due 4/1/2022
    500,000 (P)City of Rio Rancho,        AAA    2006 @ 100          500,000
             New Mexico Water and                2016 @ 100 S.F.
             Wastewater System
             Bonds, Series 1995A
             (FSA Insured), 6% Due
             5/15/2022
    380,000 (P)Illinois Health            AAA    2002 @ 102          363,922
             Facilities Authority,               2013 @ 100 S.F.
             Central Dupage Health
             System Revenue Bonds,
             Series 1992 (Wyndemere
             Retirement Community
             Project) (MBIA
             Insured), 5.75% Due
             11/1/2022
    500,000 (P)Municipal Electric         AAA    2003 @ 102          479,950
             Authority of Georgia                2015 @ 100 S.F.
             (CGIC Insured), 5.7%
             Due 1/1/2023
    500,000 (P)Wisconsin Health and       AAA    2003 @ 102          445,190
             Educational Facilities              2013 @ 100 S.F.
             Authority Revenue
             Bonds, Series 1993
             (Aurora Health Care
             Obligated Group) (MBIA
             Insured), 5.25% Due
             8/15/2023
    500,000 (P)City of Cedar Rapids,      AAA    2003 @ 102          466,245
             Iowa, 5.50% Pollution
             Control Revenue
             Refunding Bonds (Iowa
             Electric Light and
             Power Company Project),
             Series 1993 (MBIA
             Insured), 5.5% Due
             11/1/2023
    500,000 (P)Illinois Health            AAA    2003 @ 102          453,390
             Facilities Authority                2014 @ 100 S.F.
             Revenue Bonds, Series
             1993 (SwedishAmerican
             Hospital) (AMBAC
             Insured), 5.375% Due
             11/15/2023
    500,000 (P)(S)Certificates of         AAA    2005 @ 102          505,220
             Participation (1995                 2008 @ 100 S.F.
             Master Lease Program)
             Chino (California)
             Unified School District
             (FSA Insured), 6.125%
             Due 9/1/2026
    500,000 (P)Harrison County            AAA    2005 @ 102          498,545
             Wastewater Management               2026 @ 100 S.F.
             District (Mississippi),
             Wastewater Treatment
             Facilities Revenue
             Bonds, Series 1995
             (FGIC Insured), 6% Due
             2/1/2027
 ----------                                                       ----------
 $4,675,000                                                       $4,429,728
 ==========                                                       ==========

--------
See "Notes to Portfolios."
                                                                           TE-5
                             TAX-EXEMPT PORTFOLIOS

EVEREN UNIT INVESTMENT TRUSTS, SERIES 38                      INSURED CALIFORNIA
                                                                       SERIES 21

PORTFOLIO
AS OF THE INITIAL DATE OF DEPOSIT: OCTOBER 5, 1995

              NAME OF ISSUER, TITLE,
             COUPON RATE AND MATURITY
                   DATE OF BOND
             REPRESENTED BY SPONSOR'S
 AGGREGATE    CONTRACTS TO PURCHASE                 REDEMPTION    COST OF BONDS
 PRINCIPAL         BONDS(1)(5)          RATING(2)  PROVISIONS(3)   TO TRUST(4)
-------------------------------------------------------------------------------
 $  355,000 (P)Oakland Unified School      AAA    2004 @ 102       $  338,642
             District, Alameda                    2015 @ 100 S.F.
             County, California, 1995
             General Obligation
             Bonds, Series A
             (Election of 1994) (MBIA
             Insured), 5.625% Due
             8/1/2019
    500,000 (P)State Public Works          AAA    2005 @ 102          475,430
             Board of the State of
             California, Lease
             Revenue Bonds 1995
             Series A, (Department of
             Justice Building) (FSA
             Insured), 5.625% Due
             5/1/2020
    450,000 (P)Modesto Irrigation          AAA    2005 @ 102          435,042
             District Financing                   2016 @ 100 S.F.
             Authority, Domestic
             Water Project Revenue
             Bonds, Series 1995C
             (AMBAC Insured), 5.75%
             Due 9/1/2022
    100,000 Eastern Municipal Water        AAA    2003 @ 102           89,670
             District, Water and                  2014 @ 100 S.F.
             Sewer Revenue
             Certificates of
             Participation, Series
             1993A (FGIC Insured),
             5.25% Due 7/1/2023
    300,000 Santa Cruz County Public       AAA    2003 @ 102          271,335
             Financing Authority,                 2016 @ 100 S.F.
             Revenue (Tax Allocation)
             Bonds, 1993 Series A
             (Party Refunding Loan)
             (MBIA Insured), 5.3% Due
             9/1/2023
    500,000 Norwalk Community              AAA    2005 @ 102          501,360
             Facilities Financing
             Authority (Los Angeles
             County, California) Tax
             Allocation Refunding
             Revenue Bonds, 1995
             Series A (CGIC Insured),
             6.05% Due 9/1/2025
    250,000 (S)Certificates of             AAA    2005 @ 102          252,610
             Participation (1995                  2008 @ 100 S.F.
             Master Lease Program)
             Chino Unified School
             District (FSA Insured),
             6.125% Due 9/1/2026
    500,000 (P)Department of Water         AAA    2003 @ 102          491,590
             and Power of The City of             2024 @ 100 S.F.
             Los Angeles Electric
             Plant Refunding Revenue
             Bonds, Issue 1993 (MBIA
             Insured), 5.875% Due
             9/1/2030
 ----------                                                        ----------
 $2,955,000                                                        $2,855,679
 ==========                                                        ==========

--------
See "Notes to Portfolios."
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                             TAX-EXEMPT PORTFOLIOS

NOTES TO PORTFOLIO:

All insured Bonds in the Trust Funds are insured only by the insurer indicated in the description. The insurance was obtained directly by the issuer of the Bonds or by the Sponsor.
(P) This Bond was issued at an original issue discount.The tax effect of Bonds issued at an original issue discount is described in "Federal Tax Status."
(S) These Municipal Bonds are "when, as and if issued" or "delayed delivery" and have expected settlement dates after the "First Settlement Date." Interest on these Bonds begins accruing to the benefit of Unitholders on the date of delivery.
(X) This Bond is of the same issue as another Bond in the Trust.
(D) This issue of Bonds is secured by, and payable from, escrowed U.S. Government securities.

(1) Contracts to acquire Municipal Bonds were entered into by the Sponsor between September 12, 1995 and October 3, 1995. All Bonds are represented by regular way contracts, unless otherwise indicated, for the performance of which an irrevocable letter of credit has been deposited with the Trustee.
(2) The ratings have been provided by Muller Data Corporation as reported to Muller Data Corporation by the respective rating agencies. All ratings represent Standard & Poor's ratings unless marked with the symbol "*" in which case the rating represents a Moody's Investors Service, Inc. rating. A brief description of the applicable Standard & Poor's and Moody's rating symbols and their meanings is set forth under "Appendix: Description of Ratings" or under "General Information--Rating of Units." A rating marked by "[_]" is contingent upon Standard & Poor's receiving final documentation from the insurer.
(3) There is shown under this heading the year in which each issue of Municipal Bonds is initially redeemable and the redemption price for that year; unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter, but not below par value. The prices at which the Bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to the Trust. In addition, certain Bonds in the portfolio may be redeemed in whole or in part other than by operation of the stated redemption or sinking fund provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. "S.F." indicates that a sinking fund is established with respect to an issue of Municipal Bonds.
(4) During the initial offering period, evaluations of Municipal Bonds are made on the basis of current offering side evaluations of the Municipal Bonds. The aggregate offering price is greater than the aggregate bid price of the Municipal Bonds, which is the basis on which Redemption Prices will be determined for purposes of redemption of Units after the initial offering period.
(5) Other information regarding the Municipal Bonds in the Trust Funds, at the opening of business on the Initial Date of Deposit, is as follows:

                                                          INSURED    INSURED
                                                          NATIONAL  CALIFORNIA
                                                         SERIES 17  SERIES 21
                                                         ---------- ----------
   Cost of Bonds to Sponsor............................. $4,427,843 $2,866,422
   Profit or (Loss) to Sponsor..........................     $1,885   $(10,743)
   Annual Interest Income to Trust......................   $263,481   $170,056
   Bid Side Value of Bonds.............................. $4,406,354 $2,840,904

  Neither Cost of Bonds to Sponsor nor Profit or (Loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates but such amounts reflect portfolio hedging transaction costs, hedging gains or losses, certain other carrying costs and the cost of insurance obtained by the Sponsor, if any, prior to the Initial Date of Deposit for individual Bonds.

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MUNICIPAL BOND RISK FACTORS

Certain of the Bonds in the Trust Funds may be general obligations of a governmental entity that are backed by the taxing power of such entity. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source. There are, of course, variations in the security of the different Bonds in the Trust Funds, both within a particular classification and between classifications, depending on numerous factors.

Certain of the Bonds in the Trust Funds may be obligations of issuers whose revenues are derived from services provided by hospitals and other health care facilities, including nursing homes. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service will be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management's capabilities, economic developments in the service area, competition, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, and government regulation. Federal legislation has been enacted which implements a system of prospective Medicare reimbursement which may restrict the flow of revenues to hospitals and other facilities which are reimbursed for services provided under the Medicare program. Future legislation or changes in the areas noted above, among other things, would affect all hospitals to varying degrees and, accordingly, any adverse changes in these areas may affect the ability of such issuers to make payments of principal and interest on Municipal Bonds held in the portfolios of the Trust Funds. Such adverse changes also may affect the ratings of the Municipal Bonds held in the portfolios of the Trust Funds.

Certain of the Bonds in the Trust Funds may be single family mortgage revenue bonds, which are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these Bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such Bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. The redemption price of such issues may be more or less than the offering price of such Bonds. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period or, in some cases, from the sale by the Bond issuer of the mortgage loans. Failure of the originating financial institutions to make mortgage loans would be due principally to the interest rates on mortgage loans funded from other sources becoming competitive with the interest rates on the mortgage loans funded with the proceeds of the single family mortgage revenue bonds. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. Single family mortgage revenue bonds issued after December 31, 1980 were issued under Section 103A of the Internal Revenue Code of 1954, which Section contains certain ongoing requirements relating to the use
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                             TAX-EXEMPT PORTFOLIOS
of the proceeds of such Bonds in order for the interest on such Bonds to retain its tax-exempt status. In each case, the issuer of the Bonds has covenanted to comply with applicable ongoing requirements and bond counsel to such issuer has issued an opinion that the interest on the Bonds is exempt from Federal income tax under existing laws and regulations. There can be no assurances that the ongoing requirements will be met. The failure to meet these requirements could cause the interest on the Bonds to become taxable, possibly retroactively from the date of issuance.

Certain of the Bonds in the Trust Funds may be obligations of issuers whose revenues are primarily derived from mortgage loans to housing projects for low to moderate income families. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income, increases in taxes, employment and income conditions prevailing in local labor markets, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations, the appropriation of subsidies and social and economic trends affecting the localities in which the projects are located. The occupancy of housing projects may be adversely affected by high rent levels and income limitations imposed under Federal and state programs. Like single family mortgage revenue bonds, multi-family mortgage revenue bonds are subject to redemption and call features, including extraordinary mandatory redemption features, upon prepayment, sale or non-origination of mortgage loans as well as upon the occurrence of other events. Certain issuers of single or multi-family housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing Bonds held by the Trust Funds, the Sponsor has not had any direct communications with any of the issuers thereof, but at the Initial Date of Deposit it is not aware that any of the respective issuers of such Bonds are actively considering the redemption of such Bonds prior to their respective stated initial call dates. However, there can be no assurance that an issuer of a Bond in the Trusts will not attempt to so redeem a Bond in the Trust Funds.

Certain of the Bonds in the Trust Funds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Water and sewerage bonds are generally payable from user fees. Problems faced by such issuers include the ability to obtain timely and adequate rate increases, a decline in population resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. Issuers may have experienced these problems in varying degrees.

Certain of the Bonds in the Trust Funds may be obligations of issuers whose revenues are primarily derived from the sale of electric energy or natural gas. Utilities are generally subject to extensive regulation by state utility commissions which, among other things, establish the rates which may be charged and the appropriate rate of return on an approved asset base. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the governing public utility commission, the difficulty in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, increased competition, recent reductions in estimates of future demand for electricity in certain areas of the country, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. Issuers may have experienced these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing and impose additional regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of such Bonds to make payments of principal and/or interest on such Bonds.
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                             TAX-EXEMPT PORTFOLIOS

Certain of the Bonds in the Trust Funds may be industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. These projects are usually operated by corporate entities. Issuers are obligated only to pay amounts due on the IRBs to the extent that funds are available from the unexpended proceeds of the IRBs or receipts or revenues of the issuer under an arrangement between the issuer and the corporate operator of a project. The arrangement may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from leveraged buy-outs or takeovers. The IRBs in the Trust Funds may be subject to special or extraordinary redemption provisions which may provide for redemption at par or, with respect to original issue discount bonds, at issue price plus the amount of original issue discount accreted to the redemption date plus, if applicable, a premium. The Sponsor cannot predict the causes or likelihood of the redemption date plus, if applicable, a premium. The Sponsor cannot predict the causes or likelihood of the redemption of IRBs or other Bonds in the Trust Funds prior to the stated maturity of such Bonds.

Certain of the Bonds in the Trust Funds may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Certain of the Bonds in the Trust Funds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes, or for higher eduction systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public eduction in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations would include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuition and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state
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                             TAX-EXEMPT PORTFOLIOS
funding and new government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees.

Certain of the Bonds in the Trust Funds may be Urban Redevelopment Bonds ("URBs"). URBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the URBs. Regardless of the structure, payment of the URBs is solely dependent upon the creditworthiness of the operator of the project.

Certain of the Bonds in the Trust Funds may be lease revenue bonds whose revenues are derived from lease payments made by a municipality or other political subdivision which is leasing equipment or property for use in its operation. The risks associated with owning Bonds of this nature include the possibility that appropriation of funds for a particular project or equipment may be discontinued. The Sponsor cannot predict the likelihood of nonappropriation of funds for these types of lease revenue Bonds.

Certain of the Bonds in the Trust Funds may be sales and/or use tax revenue bonds whose revenues are derived from the proceeds of a special sales or use tax. Such taxes are generally subject to continuing Legislature approval. Payments may be adversely affected by reduction of revenues due to decreased use of a facility or decreased sales.

Investors should be aware that many of the Bonds in the Trust Funds are subject to continuing requirements such as the actual use of Bond proceeds or manner of operation of the project financed from Bond proceeds that may affect the exemption of interest on such Bonds from Federal income taxation. Although at the time of issuance of each of the Bonds in the Trusts an opinion of bond counsel was rendered as to the exemption of interest on such obligations from Federal income taxation, there can be no assurance that the respective issuers or other obligors on such obligations will fulfill the various continuing requirements established upon issuance of the Bonds. A failure to comply with such requirements may cause a determination that interest on such obligations is subject to Federal income taxation, perhaps even retroactively from the date of issuance of such Bonds, thereby reducing the value of the Bonds and subjecting Unitholders to unanticipated tax liabilities.

Federal bankruptcy statutes relating to the adjustment of debts of political subdivisions or authorities of states of the United States provide that, in certain circumstances, such subdivisions or authorities may be authorized to initiate bankruptcy proceedings without prior notice to or consent of creditors, which proceedings could result in material and adverse modification or alteration of the rights of holders of obligations issued by such subdivisions or authorities.

Certain of the Bonds in the Trust Funds may represent "moral obligations" of a governmental entity other than the issuer. In the event that the issue of a Municipal Bond defaults in the repayment thereof, the governmental entity lawfully may, but is not obligated to, discharge the obligation of the issuer to repay such Municipal Bond.

STATE RISK FACTORS AND STATE TAX STATUS

None of the special counsel to the various Trust Funds has expressed any opinion regarding the completeness or materiality of any matters contained in this Prospectus other than the tax opinions set forth under "Federal Tax Status." For risks specific to the individual Trusts, see "Risk Factors" for each Trust.
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INSURED CALIFORNIA SERIES 21

Risk Factors

As described above, the Trust will invest substantially all of its assets in California Municipal Obligations. The Trust is therefore susceptible to political, economic or regulatory factors affecting issuers of California Municipal Obligations. These include the possible adverse effects of certain California constitutional amendments, legislative measures, voter initiatives and other matters that are described below. The following information provides only a brief summary of the complex factors affecting the financial situation in California (the "State") and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in California or contained in Official Statements for various California Municipal Obligations.

There can be no assurance that future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances generally, will not adversely affect the market value of California Municipal Obligations held in the portfolio of the Fund or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

California's economy is the largest among the 50 states and one of the largest in the world. The State's population of almost 32 million represents 12.3% of the total United States population and grew by 27% in the 1980s. While the State's substantial population growth during the 1980s stimulated local economic growth and diversification and sustained a real estate boom between 1984 and 1990, it has increased strains on the State's limited water resources and its infrastructure. Resultant traffic congestion, school overcrowding and high housing costs have increased demands for government services and may impede future economic growth. Population growth has slowed between 1991 and 1993 even while substantial immigration has continued, due to a significant increase in outmigration by California residents. Generally, the household incomes of new residents have been substantially lower (and their education and social service utilization higher) than those of departing households, which may have a major long-term socioeconomic and fiscal impact. However, with the California economy improving, the recent net outmigration within the Continental U.S. is expected to decrease or be reversed.

From mid-1990 to late 1993, the State's economy suffered its worst recession since the 1930s, with recovery starting later than for the nation as a whole. The State has experienced the worst job losses of any post-war recession. Prerecession job levels may not be realized until near the end of the decade. The largest job losses have been in Southern California, led by declines in the aerospace and construction industries. Weakness statewide occurred in manufacturing, construction, services and trade. Additional military base closures will have further adverse effects on the State's economy later in the decade.

Since the start of 1994, the California economy has shown signs of steady recovery and growth. The State Department of Finance reports net job growth, particularly in construction and related manufacturing, wholesale and retail trade, transportation, recreation and services. This growth has offset the continuing but slowing job losses in the aerospace industry and restructuring of the finance and utility sectors. Unemployment in the State was down substantially in 1994 from its 10% peak in January, 1994, but still remains higher than the national average rate. Retail sales were up strongly in 1994 from year-earlier figures. Delay or slowdown in recovery will adversely affect State revenues.

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Constitutional Limitations on Taxes and Appropriations

Limitation on Taxes. Certain California municipal obligations may be obligations of issuers which rely in whole or in part, directly or indirectly, on ad valorem property taxes as a source of revenue. The taxing powers of California local governments and districts are limited by Article XIIIA of the California Constitution, enacted by the voters in 1978 and commonly known as "Proposition 13." Briefly, Article XIIIA limits to 1% of full cash value the rate of ad valorem property taxes on real property and generally restricts the reassessment of property to the rate of inflation, not to exceed 2% per year, or decline in value, or in the case of new construction or change of ownership (subject to a number of exemptions). Taxing entities may, however, raise ad valorem taxes above the 1% limit to pay debt service on voter-approved bonded indebtedness.

Under Article XIIIA, the basic 1% ad valorem tax levy is applied against the assessed value of property as of the owner's date of acquisition (or as of March 1, 1975, if acquired earlier), subject to certain adjustments. This system has resulted in widely varying amounts of tax on similarly situated properties. Several lawsuits have been filed challenging the acquisition-based assessment system of Proposition 13 and on June 18, 1992 the U.S. Supreme Court announced a decision upholding Proposition 13.

Article XIIIA prohibits local governments from raising revenues through ad valorem property taxes above the 1% limit; it also requires voters of any governmental unit to give two-thirds approval to levy any "special tax." Court decisions, however, allowed non-voter approved levy of "general taxes" which were not dedicated to a specific use. In response to these decisions, the voters of the State in 1986 adopted an initiative statute which imposed significant new limits on the ability of local entities to raise or levy general taxes, except by receiving majority local voter approval. Significant elements of this initiative, "Proposition 62," have been overturned in recent court cases. An initiative proposed to re-enact the provisions of Proposition 62 as a constitutional amendment was defeated by the voters in November 1990, but such a proposal may be renewed in the future.

Appropriations Limits. California and its local governments are subject to an annual "appropriations limit" imposed by Article XIIIB of the California Constitution, enacted by the voters in 1979 and significantly amended by Propositions 98 and 111 in 1988 and 1990, respectively. Article XIIIB prohibits the State or any covered local government from spending "appropriations subject to limitation" in excess of the appropriations limit imposed. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes," which consists of tax revenues and certain other funds, including proceeds from regulatory licenses, user charges or other fees, to the extent that such proceeds exceed the cost of providing the product or service, but "proceeds of taxes" excludes most State subventions to local governments. No limit is imposed on appropriations of funds which are not "proceeds of taxes," such as reasonable user charges or fees, and certain other non-tax funds, including bond proceeds.

Among the expenditures not included in the Article XIIIB appropriations limit are (1) the debt service cost of bonds issued or authorized prior to January 1, 1979, or subsequently authorized by the voters, (2) appropriations arising from certain emergencies declared by the Governor, (3) appropriations for qualified capital outlay projects, (4) appropriations by the State of post-1989 increases in gasoline taxes and vehicle weight fees, and (5) appropriations made in certain cases of emergency.

The appropriations limit for each year is adjusted annually to reflect changes in cost of living and population, and any transfers of service responsibilities between government units. The definitions for such adjustments were liberalized in 1990 to follow more closely growth in California's economy.

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Obligations of the State of California. Under the California Constitution, debt service on outstanding general obligation bonds is the second charge to the General Fund after support of the public school system and public institutions of higher education. Total outstanding general obligation bond and lease purchase debt of the State increased from $9.4 billion at June 30, 1987 to $23.5 billion at June 30, 1994. In FY1993-94, debt service on general obligation bonds and lease purchase debt was approximately 5.2% of General Fund revenues.

Recent Financial Results. The principal sources of General Fund revenues in 1993-94 were the California personal income tax (44% of total revenues), the sales tax (35%), bank and corporation taxes (12%), and the gross premium tax on insurance (3%). California maintains a Special Fund for Economic Uncertainties (the "Economic Uncertainties Fund"), derived from General Fund revenues, as a reserve to meet cash needs of the General Fund.

General. Throughout the 1980's, State spending increased rapidly as the State population and economy also grew rapidly, including increased spending for many assistance programs to local governments, which were constrained by Proposition 13 and other laws. The largest State program is assistance to local public school districts. In 1988, an initiative (Proposition 98) was enacted which (subject to suspension by a two-thirds vote of the Legislature and the Governor) guarantees local school districts and community college districts a minimum share of State General Fund revenues (currently about 33%).

Since the start of 1990-91 Fiscal Year, the State has faced adverse economic, fiscal, and budget conditions. The economic recession seriously affected State tax revenues. It also caused increased expenditures for health and welfare programs. The State is also facing a structural imbalance in its budget with the largest programs supported by the General Fund (education, health, welfare and corrections) growing at rates higher than the growth rates for the principal revenue sources of the General Fund. These structural concerns will be exacerbated in coming years by the expected need to substantially increase capital and operating funds for corrections as a result of a "Three Strikes" law enacted in 1994.

Recent Budgets. As a result a result of these factors, among others, from the late 1980's until 1992-93, the State had a period of nearly chronic budget imbalance, with expenditures exceeding revenues in four out of six years, and the State accumulated and sustained a budget deficit in the budget reserve, the Special Fund for Economic Uncertainties ("SFEU") approaching $2.8 billion at its peak at June 30, 1993. Starting in the 1990-91 Fiscal Year and for each year thereafter, each budget required multibillion dollar actions to bring projected revenues and expenditures into balance and to close large "budget gaps" which were identified. The Legislature and Governor eventually agreed on a number of different steps to produce Budget Acts in the years 1991-92 to 1994-95, including:

  . significant cuts in health and welfare program expenditures;

  . transfers of program responsibilities and funding from the State to local governments, coupled with some reduction in mandates on local government;

  . transfer of about $3.6 billion in annual local property tax revenues from cities, counties, redevelopment agencies and some other districts to local school districts, thereby reducing State funding for schools;

  . reduction in growth of support for higher education programs, coupled with increases in student fees;

  . revenue increases (particularly in the 1991-92 Fiscal Year budget), most of which were for a short duration;
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                             TAX-EXEMPT PORTFOLIOS

  . increased reliance on aid from the federal government to offset the costs of incarcerating, educating and providing health and welfare services to undocumented aliens (although these efforts have produced much less federal aid than the State Administration has requested); and

  . various one-time adjustments and accounting changes.

Despite these budget actions, the effects of the recession led to large, unanticipated deficits in the SFEU, as compared to projected positive balances. By the start of the 1993-94 Fiscal Year, the accumulated deficit was so large (almost $2.8 billion) that it was impractical to budget to retire it in one year, so a two-year program was implemented, using the issuance of revenue anticipation warrants to carry a portion of the deficit over the end of the fiscal year. When the economy failed to recover sufficiently in 1993-94, a second two-year plan was implemented in 1994-95, to carry the final retirement of the deficit into 1995-96.

The combination of stringent budget actions cutting State expenditures, and the turnaround of the economy by late 1993, finally led to the restoration of positive financial results. While General Fund revenues and expenditures were essentially equal in FY 1992-93 (following two years of excess expenditures over revenues), the General Fund had positive operating results in FY 1993-94 and 1994-95, which have reduced the accumulated budget deficit to around $600 million as of June 30, 1995.

A consequence of the accumulated budget deficits in the early 1990's, together with other factors such as disbursement of funds to local school districts "borrowed" from future fiscal years and hence not shown in the annual budget, was to significantly reduce the State's cash resources available to pay its ongoing obligations. When the Legislature and the Governor failed to adopt a budget for the 1992-93 Fiscal Year by July 1, 1992, which would have allowed the State to carry out its normal annual cash flow borrowing to replenish its cash reserves, the State Controller was forced to issue registered warrants ("IOUs") to pay a variety of obligations representing prior years' or continuing appropriations, and mandates from court orders. Available funds were used to make constitutionally-mandated payments, such as debt service on bonds and warrants. Between July 1 and September 4, 1992 the State Controller issued a total of approximately $3.8 billion of registered warrants. After that date, all remaining outstanding registered warrants (about $2.9 billion) were called for redemption from proceeds of the issuance of 1992 Interim Notes after the budget was adopted.

The State's cash condition became so serious in late spring of 1992 that the State Controller was required to issue revenue anticipation warrants maturing in the following fiscal year in order to pay the State's continuing obligations. The State was forced to rely increasingly on external debt markets to meet its cash needs, as a succession of notes and warrants (both forms of short-term cash flow financing) were issued in the period from June 1992 to July 1994, often needed to pay previously-maturing notes or warrants. These borrowings were used also in part to spread out the repayment of the accumulated budget deficit over the end of a fiscal year.

The State issued $7.0 billion of short-term debt in July, 1994 to meet its cash flow needs and to finance the deferral of part of the accumulated budget deficit to the 1995-96 fiscal year. In order to assure repayment of the $4 billion, 22-month part of this borrowing, the State enacted legislation (the "Trigger Law") which can lead to automatic, across-the-board cuts in General Fund expenditures in either the 1994-95 or 1995-96 fiscal years if cash flow projections made at certain times during those years show deterioration from the projections made in July 1994 when the borrowings were made. On November 15, 1994, the State Controller as part of the Trigger Law reported that the cash position of the General
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Fund on June 30, 1995 would be about $580 million better than earlier projected, so no automatic budget adjustments were required in 1994-95. The Controller's report showed that loss of federal funds was offset by higher revenues, lower expenditures, and certain other increases in cash resources.

Current Budget. For the first time in four years, the State entered the 1995-96 fiscal year with strengthening revenues based on an improving economy. The major feature of the Governor's proposed Budget, a 15% phased tax cut, was rejected by the Legislature.

The 1995-96 Budget Act was signed by the Governor on August 3, 1995, 34 days after the start of the fiscal year. The Budget Act projects General Fund revenues and transfers of $44.1 billion. Expenditures are budgeted at $43.4 billion. The Department of Finance projects that, after repaying the last of the carryover budget deficit, there will be a positive balance of less than $30 million in the budget reserve, the Special Fund for Economic Uncertainties, at June 30, 1996, providing no margin for adverse results during the year.

The Department of Finance projects cash flow borrowings in the 1995-96 Fiscal Year will be the smallest in many years, comprising about $2 billion of notes to be issued in April, 1996, and maturing by June 30, 1996. With full payment of $4 billion of revenue anticipation warrants on April 25, 1996, the Department sees no further need for borrowing over the end of the fiscal year. The Department projects that available cash resources to pay State obligations will be almost $2 billion at June 30, 1996. This "cushion" will be re-examined by the State Controller on October 15, 1995, in the third step in the Budget Adjustment Law process. If the Controller believes the available cash resources on June 30, 1996 will, in fact, be zero or less, her report would start a process which could lead to automatic budget cuts starting in December, 1995.

The principal features of the 1995-96 Budget Act, in addition to those noted above, are additional cuts in health and welfare expenditures (some of which are subject to approvals or waivers by the federal government); assumed further federal aid for illegal immigrant costs; and an increase in per-pupil funding for public schools and community colleges, the first such significant increase in four years.

The State's difficult financial condition for the current and upcoming budget years will result in continued pressure upon almost all local governments, particularly school districts and counties which depend on State aid. Despite efforts in recent years to increase taxes and reduce governmental expenditures, there can be no assurance that the State will not face budget gaps in the future.

Bond Rating. State general obligation bonds ratings were reduced in July, 1994 to "A1" by Moody's and "A" by S&P. Both of these ratings were reduced from "AAA" levels which the State held until late 1991. There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State of California, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

Legal Proceedings. The State is involved in certain legal proceedings (described in the State's recent financial statements) that, if decided against the State, may require the State to make significant future expenditures or may substantially impair revenues. Trial courts have recently entered tentative decisions or injunctions which would overturn several parts of the state's recent budget compromises. The matters covered by these lawsuits include a deferral of payments by the State to the Public Employees Retirement System, reductions in welfare payments, and the use of certain cigarette tax funds for health costs. All of these cases are subject to further proceedings and appeals, and if the State eventually loses, the final remedies may not have to be implemented in one year.
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Obligations of Other Issuers

Other Issuers of California Municipal Obligations. There are a number of state agencies, instrumentalities and political subdivisions of the State that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of the obligations backed by the full faith and credit of the State.

State Assistance. Property tax revenues received by local governments declined more than 50% following passage of Proposition 13. Subsequently, the California Legislature enacted measures to provide for the redistribution of the State's General Fund surplus to local agencies, the reallocation of certain State revenues to local agencies and the assumption of certain governmental functions by the State to assist municipal issuers to raise revenues. Through 1990-91, local assistance (including public schools) accounted for approximately 75% of General Fund spending. To reduce State General Fund support for school districts, the 1992-93 and 1993-94 Budget Acts caused local governments to transfer $3.9 billion of property tax revenues to school districts, representing loss of all of the post-Proposition 13 "bailout" aid. The largest share of these transfers came from counties, and the balance from cities, special districts and redevelopment agencies. In order to make up this shortfall, the Legislature proposed and voters approved in 1993 dedicating 0.5% of the sales tax to counties and cities for public safety purposes. In addition, the Legislature has changed laws to relieve local governments of certain mandates, allowing them to reduce costs.

To the extent the State should be constrained by its Article XIIIB appropriations limit, or its obligation to conform to Proposition 98, or other fiscal considerations, the absolute level, or the rate of growth, of State assistance to local governments may be further reduced. Any such reductions in State aid could compound the serious fiscal constraints already experienced by many local governments, particularly counties. At least one rural county (Butte) publicly announced that it might enter bankruptcy proceedings in August 1990, although such plans were put off after the Governor approved legislation to provide additional funds for the county. Other counties have also indicated that their budgetary condition is extremely grave. The Richmond Unified School District (Contra Costa County) entered bankruptcy proceedings in May 1991 but the proceedings have been dismissed. Los Angeles County, the largest in the State, has reported severe fiscal problems, leading to a nominal $1.2 billion deficit in its $11 billion budget for the 1995-96 Fiscal Year. To balance the budget, the County has imposed severe cuts in services, particularly for health care. The Legislature is considering actions to help alleviate the County's fiscal problems, but none were completed before August 15, 1995. As a result of its bankruptcy proceedings (discussed further below), Orange County also has implemented stringent cuts in services and has laid off workers.

Assessment Bonds. California Municipal Obligations which are assessment bonds may be adversely affected by a general decline in real estate values or a slowdown in real estate sales activity. In many cases, such bonds are secured by land which is undeveloped at the time of issuance but anticipated to be developed within a few years after issuance. In the event of such reduction or slowdown, such development may not occur or may be delayed, thereby increasing the risk of a default on the bonds. Because the special assessments or taxes securing these bonds are not the personal liability of the owners of the property assessed, the lien on the property is the only security for the bonds. Moreover, in most cases the issuer of these bonds is not required to make payments on the bonds in the event of delinquency in the payment of assessments or taxes, except from amounts, if any, in a reserve fund established for the bonds.
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California Long-Term Lease Obligations. Certain California long-term lease obligations, though typically payable from the general fund of the municipality, are subject to "abatement" in the event the facility being leased is unavailable for beneficial use and occupancy by the municipality during the term of the lease. Abatement is not a default, and there may be no remedies available to the holders of the certificates evidencing the lease obligation in the event abatement occurs. The most common cases of abatement are failure to complete construction of the facility before the end of the period during which lease payments have been capitalized and uninsured casualty losses to the facility (e.g., due to earthquake). In the event abatement occurs with respect to a lease obligation, lease payments may be interrupted (if all available insurance proceeds and reserves are exhausted) and the certificates may not be paid when due.

Several years ago the Richmond Unified School District (the "District") entered into a lease transaction in which certain existing properties of the District were sold and leased back in order to obtain funds to cover operating deficits. Following a fiscal crisis in which the District's finances were taken over by a State receiver (including a brief period under bankruptcy court protection), the District failed to make rental payments on this lease, resulting in a lawsuit by the Trustee for the Certificate of Participation holders, in which the State was named defendant (on the grounds that it controlled the District's finances). One of the defenses raised in answer to this lawsuit was the invalidity of the District's lease. The trial court has upheld the validity of the lease and the case has been settled. Any ultimate judgment in any future case against the position asserted by the Trustee in the Richmond case may have adverse implication for lease transactions of a similar nature by other California entities.

Other Considerations. The repayment of industrial development securities secured by real property may be affected by California laws limiting foreclosure rights of creditors. Securities backed by health care and hospital revenues may be affected by changes in State regulations governing cost reimbursements to health care providers under Medi-Cal (the State's Medicaid program), including risks related to the policy of awarding exclusive contracts to certain hospitals.

Limitations on ad valorem property taxes may particularly affect "tax allocation" bonds issued by California redevelopment agencies. Such bonds are secured solely by the increase in assessed valuation of a redevelopment project area after the start of redevelopment activity. In the event that assessed values in the redevelopment project decline (e.g., because of a major natural disaster such as an earthquake), the tax increment revenue may be insufficient to make principal and interest payments on these bonds. Both Moody's and S&P suspended ratings on California tax allocation bonds after the enactment of Articles XIIIA and XIIIB, and only resumed such ratings on a selective basis.

Proposition 87, approved by California voters in 1988, requires that all revenues produced by a tax rate increase go directly to the taxing entity which increased such tax rate to repay that entity's general obligation indebtedness. As a result, redevelopment agencies (which, typically, are the issuers of tax allocation securities) no longer receive an increase in tax increment when taxes on property in the project area are increased to repay voter-approved bonded indebtedness.

The effect of these various constitutional and statutory changes upon the ability of California municipal securities issuers to pay interest and principal on their obligations remains unclear. Furthermore, other measures affecting the taxing or spending authority of California or its political subdivisions may be approved or enacted in the future. Legislation has been or may be introduced which would modify existing taxes or other revenue-raising measures or which either would further limit or, alternatively, would increase the abilities of state and local governments to impose new taxes or increase existing taxes. It is not presently possible to predict the extent to which any such legislation will be enacted. Nor is it presently possible to determine the impact of any such legislation on California Municipal Obligations in
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which the Fund may invest, future allocations of state revenues to local governments or the abilities of state or local governments to pay the interest on, or repay the principal of, such California Municipal Obligations.

Substantially all of California is within an active geologic region subject to major seismic activity. Northern California in 1989 and Southern California in 1994 experienced major earthquakes causing billions of dollars in damages. The federal government provided more than $13 billion in aid for both earthquakes, and neither event is expected to have any long-term negative economic impact. Any California Municipal Obligation in the California Insured Trust could be affected by an interruption of revenues because of damaged facilities, or, consequently, income tax deductions for casualty losses or property tax assessment reductions. Compensatory financial assistance could be constrained by the inability of (i) an issuer to have obtained earthquake insurance coverage at reasonable rates; (ii) an insurer to perform on its contracts of insurance in the event of widespread losses; or (iii) the Federal or State government to appropriate sufficient funds within their respective budget limitations.

On January 17, 1994, a major earthquake with an estimated magnitude of 6.8 on the Richter scale struck the Los Angeles area, causing significant property damage to public and private facilities, presently estimated at $15-20 billion. While over $9.5 billion of federal aid, and a projected $1.9 billion of State aid, plus insurance proceeds, will reimburse much of that loss, there will be some ultimate loss of wealth and income in the region, in addition to costs of the disruption caused by the event. Short-term economic projections are generally neutral, as the infusion of aid will restore billions of dollars to the local economy within a few months; already the local construction industry has picked up. Although the earthquake will hinder recovery from the recession in Southern California, already hard-hit, its long-term impact is not expected to be material in the context of the overall wealth of the region. Almost five years after the event, there are few remaining effects of the 1989 Loma Prieta earthquake in northern California (which, however, caused less severe damage than Northridge).

On December 7, 1994, Orange County, California (the "County"), together with its pooled investment fund (the "Pools") filed for protection under Chapter 9 of the federal Bankruptcy Code, after reports that the Pools had suffered significant market losses in its investments caused a liquidity crisis for the Pools and the County. More than 180 other public entities, most but not all located in the County, were also depositors in the Pooled Fund. The County estimated the Pools' loss at about $1.64 billion, or 23% of its initial deposits of around $7.5 billion. Many of the entities which kept moneys in the Pools, including the County, faced cash flow difficulties because of the bankruptcy filing and may be required to reduce programs or capital projects. Moody's and Standard & Poor's have suspended, reduced to below investment grade levels, or placed on "Credit Watch" various securities of the County and the entities participating in the Pools.

On May 2, 1995, the Bankruptcy Court approved a settlement agreement covering claims of the other participating entities against the County and the Pools. Most participants have received in cash 80% (90% for school districts) of their Pools' investment; the balance is to be paid in the future. The County succeeded in deferring, by consent, until June 30, 1996, the repayment of $800 million of short-term obligations due in July and August, 1995; these notes are, however, considered to be in default by Moody's and S&P. On June 27, 1995, County voters turned down a proposal for a temporary 0.5% increase in the local sales tax, making the County's fiscal recovery much harder.

The State of California has no obligation with respect to any obligations or securities of the County or any of the other participating entities, although under existing legal precedents, the State may be obligated to ensure that school districts have sufficient funds to operate. All school districts were able to meet their obligations in the 1994-95 Fiscal Year.
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California Tax Status

In the opinion of Orrick, Herrington & Sutcliffe, special California tax counsel to Insured California Series 21 (the "Insured California Trust"), under existing law:

  The Insured California Trust is not an association taxable as a corporation and the income of the Insured California Trust will be treated as the income of the Unitholders under the income tax laws of California;

  Amounts treated as interest on the underlying Bonds in the Insured California Trust which are exempt from tax under California personal income tax and property tax laws when received by the Insured California Trust will, under such laws, retain their status as tax-exempt interest when distributed to Unitholders. However, interest on the underlying Bonds attributed to a Unitholder which is a corporation subject to the California franchise tax laws may be includable in its gross income for purposes of determining its California franchise tax. Further, certain interest which is attributable to a Unitholder subject to the California personal income tax and which is treated as an item of tax preference for purposes of the federal alternative minimum tax pursuant to Section 57(a)(5) of the Internal Revenue Code of 1986 may also be treated as an item of tax preference that must be taken into account in computing such Unitholder's alternative minimum taxable income for purposes of the California alternative minimum tax enacted by 1987 California Statutes, chapter 1138. However, because of the provisions of the California Constitution exempting the interest on bonds issued by the State of California or by local governments within the state, from taxes levied on income, the application of the new California alternative minimum tax to interest otherwise exempt from the California personal income tax in some cases may be unclear;

  Under California income tax law, each Unitholder in the Insured California Trust will have a taxable event when the Insured California Trust disposes of a Bond (whether by sale, exchange, redemption, or payment at maturity) or when the Unitholder redeems or sells units. Because of the requirement that tax cost basis be reduced to reflect amortization of bond premium, under some circumstances a Unitholder may realize taxable gains when Units are sold or redeemed for an amount equal to, or less than, their original cost. The total cost of each Unit in the Insured California Trust to a Unitholder is allocated among each of the Bond issues held in the Insured California Trust (in accordance with the proportion of the Insured California Trust comprised by each Bond issue) in order to determine his per Unit tax cost for each Bond issue; and the tax cost reduction requirements relating to amortization of bond premium will apply separately to the per Unit cost of each Bond issue. Unitholders' bases in their Units, and the bases for their fractional interest in each Insured California Trust asset, may have to be adjusted for their pro rata share of accrued interest received, if any, on Bonds delivered after the Unitholders' respective settlement dates;

  Under the California personal property tax laws, bonds (including the Bonds in the Insured California Trust) or any interest therein is exempt from such tax;

  Under Section 17280(b)(2) of the California Revenue and Taxation Code, interest on indebtedness incurred or continued to purchase or carry Units of the Insured California Trust is not deductible for the purposes of the California personal income tax. While there presently is no California authority interpreting this provision, Section 17280(b)(2) directs the California Franchise Tax Board to prescribe regulations determining the proper allocation and apportionment if interest costs for this purpose. The Franchise Tax Board has not yet proposed or prescribed such regulations. In interpreting the generally similar Federal provision, the Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (although the Service has not contended that a deduction for interest on indebtedness incurred to

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  purchase or improve a personal residence or to purchase goods or services for personal consumption will be disallowed). In the absence of conflicting regulations or other California authority, the California Franchise Tax Board generally has interpreted California statutory tax provisions in accordance with Internal Revenue Service interpretations of similar Federal provisions.

  At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exemption of interest thereon from Federal income tax and California personal income tax are rendered by bond counsel to the respective issuing authorities and we have relied solely upon such opinions, or, as to securities not yet delivered, forms of such opinions contained in official statements relating to such securities. Except in certain instances in which Orrick, Herrington & Sutcliffe acted as bond counsel to issuers of Bonds in the Insured California Trust, and as such made a review of proceedings relating to the issuance of certain Bonds at the time of their issuance, Orrick, Herrington & Sutcliffe has not made any review for the Trust of the proceedings relating to the issuance of the Bonds in the Insured California Trust or of the basis for such opinions.

For a discussion of Federal tax matters relating to distributions from the Trust Fund, see "Federal Tax Status."

INSURANCE ON THE BONDS

All Municipal Bonds in the portfolios of the Insured Trusts are insured as to the scheduled payment of interest and principal by the issuer or the Sponsor from MBIA Insurance Corporation ("MBIA Corporation") or other insurers. See "Portfolios" and the Notes thereto. The premium for any insurance policy or policies obtained by an issuer of Municipal Bonds or the Sponsor has been paid in advance by such issuer or the Sponsor and any such policy or policies are non-cancellable and will remain in force so long as the Municipal Bonds so insured are outstanding and the insurer and/or insurers thereof remain in business. Where Municipal Bond insurance is obtained by the issuer or the Sponsor directly from MBIA Corporation or another insurer, no premiums for insurance are paid by an Insured Trust Fund. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, no other insurer has an obligation to insure any issue adversely affected by either of the above described events.

The aforementioned insurance guarantees the scheduled payment of principal and interest on all of the Municipal Bonds in an Insured Trust Fund. It does not guarantee the market value of the Municipal Bonds or the value of the Units of the Insured Trust Fund. Insurance obtained by the issuer of a Municipal Bond or the Sponsor is effective so long as the Bond is outstanding, whether or not held by an Insured Trust Fund. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

Financial Guaranty Insurance Company. Financial Guaranty is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a wholly-owned subsidiary of General Electric Capital Corporation ("GECC"). Neither the Corporation nor GECC is obligated to pay the debts or the claims against Financial Guaranty. Financial Guaranty is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of June 30, 1995, the total capital and surplus of Financial Guaranty was approximately $978,500,000. Copies of Financial Guaranty's financial statements, prepared on the basis of statutory accounting principles, and the Corporation's financial statements, prepared on the basis of generally accepted
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accounting principles, may be obtained by writing to Financial Guaranty at 115 Broadway, New York, New York 10006, Attention: Communications Department (telephone number is (212) 312-3000) or to the New York State Insurance Department at 160 West Broadway, 18th Floor, New York, New York 10013,
Attention: Property Companies Bureau (telephone number (212) 621-0389).

In addition, Financial Guaranty Insurance Company is currently authorized to write insurance in all 50 states and the District of Columbia.

The information relating to Financial Guaranty contained above has been furnished by such corporation. The financial information contained herein with respect to such corporation is unaudited but appears in reports or other materials filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the date thereof but the Sponsor is not aware that the information herein is inaccurate or incomplete.

AMBAC Indemnity Corporation. AMBAC Indemnity Corporation ("AMBAC") is a Wisconsin-domiciled stock insurance company, regulated by the Office of the Commissioner of Insurance of the State of Wisconsin, and licensed to do business in 50 states, the District of Columbia and the Commonwealth of Puerto Rico, with admitted assets (unaudited) of approximately $2,145,000,000 and statutory capital (unaudited) of approximately $782,000,000 as of December 31, 1994. Statutory capital consists of AMBAC policyholders' surplus and statutory contingency reserve. AMBAC is a wholly owned subsidiary of AMBAC Inc., a 100% publicly-held company. Moody's Investors Service, Inc. and Standard & Poor's have both assigned a AAA claims-paying ability rating to AMBAC. Copies of AMBAC's financial statements prepared in accordance with statutory accounting standards are available from AMBAC. The address of AMBAC's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York 10004 and (212) 668-0340. AMBAC has entered into quota share reinsurance agreements under which a percentage of the insurance underwritten pursuant to certain municipal bond insurance programs of AMBAC has been and will be assumed by a number of foreign and domestic unaffiliated reinsurers.

MBIA Insurance Corporation. MBIA Insurance Corporation ("MBIA Corporation") is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against MBIA Corporation. MBIA Corporation, which commenced municipal bond insurance operations on January 5, 1987, is a limited liability corporation rather than a several liability association. MBIA Corporation is domiciled in the State of New York and licensed to do business in all 50 states, the District of Columbia and the Commonwealth of the Northern Mariana Islands, the Commonwealth of Puerto Rico, the Virgin Islands of the United States and the Territory of Guam.

As of March 31, 1995 MBIA Corporation had admitted assets of $3.5 billion (unaudited), total liabilities of $2.4 billion (unaudited), and total capital and surplus of $1.1 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of December 31, 1994, MBIA, Inc. had admitted assets of $3.4 billion (audited), total liabilities of $2.3 billion (audited), and total capital and surplus of $1.1 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Standard & Poor's has rated the claims paying ability of MBIA, Inc. "AAA". Copies of MBIA Corporation's financial statements prepared in accordance with statutory accounting practices are available from MBIA Corporation. The address of MBIA Corporation is 113 King Street, Armonk, New York 10504.
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Effective December 31, 1989, MBIA, Inc. acquired Bond Investors Group, Inc. On January 5, 1990, the Insurer acquired all of the outstanding stock of Bond Investors Group, Inc., the parent of BIG, now known as MBIA Insurance Corp. of Illinois. Through a reinsurance agreement, BIG has ceded all of its net insured risks, as well as its unearned premium and contingency reserves, to the Insurer and the Insurer has reinsured BIG's net outstanding exposure.

Moody's Investors Service rates all bond issues insured by MBIA, Inc. "Aaa" and short-term loans "MIG1," both designated to be of the highest quality. Standard & Poor's rates all new issues insured by MBIA, Inc. "AAA."

Financial Security Assurance. Financial Security Assurance ("Financial Security" or "FSA") is a monoline insurance company incorporated on March 16, 1984 under the laws of the State of New York. The operations of Financial Security commenced on July 25, 1985, and Financial Security received its New York State insurance license on September 23, 1985. Financial Security and its two wholly owned subsidiaries are licensed to engage in financial guaranty insurance business in 49 states, the District of Columbia and Puerto Rico.

Financial Security and its subsidiaries are engaged exclusively in the business of writing financial guaranty insurance, principally in respect of asset-backed and other collateralized securities offered in domestic and foreign markets. Financial Security and its subsidiaries also write financial guaranty insurance in respect of municipal and other obligations and reinsure financial guaranty insurance policies written by other leading insurance companies. In general, financial guaranty insurance consists of the issuance of a guaranty of scheduled payments of an issuer's securities, thereby enhancing the credit rating of these securities, in consideration for payment of a premium to the insurer.

Financial Security is approximately 91.6% owned by U S West, Inc. and 8.4% owned by The Tokio Marine and Fire Insurance Co., Ltd. ("Tokio Marine"). Neither U S West, Inc. nor Tokio Marine is obligated to pay the debts of or the claims against Financial Security. Financial Security is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department.

As of March 31, 1993, the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with statutory accounting principles, approximately $479,110,000 (unaudited) and $220,078,000 (unaudited), and the total shareholders' equity and the unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $628,119,000 (unaudited) and $202,493,000 (unaudited).

Copies of Financial Security's financial statements may be obtained by writing to Financial Security at 350 Park Avenue, New York, New York, 10022, Attention Communications Department. Financial Security's telephone number is (212) 826-0100.

Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written by Financial Security or either of its subsidiaries are reinsured among such companies at an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, Financial Security reinsures a portion of its liabilities under certain of its financial guaranty insurance policies with unaffiliated reinsurers under various quota share treaties and on a transaction-by-transaction basis. Such reinsurance is utilized by Financial Security as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit Financial Security's obligations under any financial guaranty insurance policy.
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Financial Security's claims-paying ability is rated "Aaa" by Moody's Investors Service, Inc., and "AAA" by Standard & Poor's, Nippon Investors Service Inc., Duff & Phelps Inc. and Australian Ratings Pty. Ltd. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

Capital Guaranty Insurance Company. Capital Guaranty Insurance Company ("Capital Guaranty" or "CGIC") is a "Aaa/AAA" rated monoline stock insurance company incorporated in the State of Maryland, and is a wholly owned subsidiary of Capital Guaranty Corporation, a Maryland insurance holding company. Capital Guaranty Corporation is a publicly owned company whose shares are traded on the New York Stock Exchange.

Capital Guaranty Insurance Company is authorized to provide insurance in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam and the U.S. Virgin Islands. Capital Guaranty focuses on insuring municipal securities and provides policies which guaranty the timely payment of principal and interest when due for payment on new issue and secondary market issue municipal bond transactions. Capital Guaranty's claims-paying ability is rated "Triple-A" by both Moody's and Standard & Poor's.

As of December 31, 1994, Capital Guaranty had more than $15.7 billion in net exposure outstanding (excluding defeased issues). The total statutory policyholders' surplus and contingency reserve of Capital Guaranty was $196,529,000 and the total admitted assets were $303,723,316 as reported to the Insurance Department of the State of Maryland as of December 31, 1994.

Financial statements for Capital Guaranty Insurance Company, that have been prepared in accordance with statutory insurance accounting standards, are available upon request. The address of Capital Guaranty's headquarters is Steuart Tower, 22nd Floor, One Market Plaza, San Francisco, CA 94105-1413 and the telephone number is (415) 995-8000.

Chapman and Cutler, counsel for the Sponsor, has given an opinion to the effect that the payment of insurance proceeds representing maturing interest on defaulting municipal obligations paid by Financial Guaranty or another insurer would be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations. See "Federal Tax Status."

FEDERAL TAX STATUS

All Municipal Bonds deposited in the Trust Fund will be accompanied by copies of opinions of bond counsel to the issuers thereof, given at the time of original delivery of the Municipal Bonds, to the effect that the interest thereon is excludable from gross income for Federal income tax purposes. In connection with the offering of Units of the Trust Fund, neither the Sponsor, the Trustee, the auditors nor their respective counsel have made any review of the proceedings relating to the issuance of the Municipal Bonds or the basis for such opinions. Gain realized on the sale or redemption of the Municipal Bonds by the Trustee or of a Unit by a Unitholder is, however, includable in gross income for Federal income tax purposes. Such gain does not include any amounts received in respect of accrued interest or accrued original issue discount, if any. It should be noted that, as further described below, accretion of market discount on tax-exempt bonds is subject to taxation as ordinary income. Market discount can arise based on the price a Trust Fund pays for Municipal Bonds or the price a Unitholder pays for his or her Units. In addition, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds, when held by residents of the state in which the issuers of such bonds are located, from state income taxes and, where applicable, local income taxes.
                             TAX-EXEMPT PORTFOLIOS

In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law:

  The Trust Fund is not an association taxable as a corporation for Federal income tax purposes and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986 (the "Code") will retain its status when distributed to Unitholders, except to the extent such interest is subject to the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax"), as noted below.

  Exemption of interest and accrued original issue discount on any Municipal Bonds for Federal income tax purposes does not necessarily result in tax-exemption under the laws of the several states as such laws vary with respect to the taxation of such securities and in many states all or part of such interest and accrued original issue discount may be subject to tax.

  Each Unitholder is considered to be the owner of a pro rata portion of each asset of the respective Trust Fund in the proportion that the number of Units of such Trust Fund held by him bears to the total number of Units outstanding of such Trust Fund under subpart E, subchapter J of chapter 1 of the Code and will have a taxable event when such Trust Fund disposes of a Bond, or when the Unitholder redeems or sells his Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by a Trust Fund, if any, on Bonds delivered after the date the Unitholders pay for their Units to the extent that such interest accrued on such Bonds during the period from the Unitholder's settlement date to the date such Bonds are delivered to a Trust Fund and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust Fund's assets ratably according to their value as of the date of acquisition of the Units. The basis of each Unit and of each Municipal Bond which was issued with original issue discount must be increased by the amount of the accrued original issue discount and the basis of each Unit and of the Unitholder's interest in each Municipal Bond which was acquired by such Unitholder at a premium must be reduced by the annual amortization of Municipal Bond premium. The tax cost reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost.

  Any insurance proceeds paid under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in the normal course by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations.

Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant
                             TAX-EXEMPT PORTFOLIOS
compound interest rate or ratably over the term of the Municipal Bond, depending on the date the Municipal Bond was issued. In addition, special rules apply if the purchase price of a Municipal Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price"). The application of these rules will also vary depending on the value of the Municipal Bond on the date a Unitholder acquires his Units, and the price the Unitholder pays for his Units. Investors with questions regarding these Code sections should consult with their tax advisers.

The Revenue Reconciliation Act of 1993 (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued) subject to a statutory de minimis rule. Market discount can arise based on the price a Trust Fund pays for Municipal Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while a Trust Fund holds a Municipal Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Municipal Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisers regarding these rules and their application.

In the case of certain corporations, the alternative minimum tax and the Superfund Tax depend upon the corporation's alternative minimum taxable income, which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the alternative minimum taxable income and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its alternative minimum taxable income (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all of the Bonds in a Trust Fund and tax-exempt original issue discount. Unitholders are urged to consult their tax advisers with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust Fund is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence or to purchase goods or services for personal consumption). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. Investors with questions regarding these issues should consult with their tax advisers.

In the case of certain Municipal Bonds in a Trust Fund, the opinions of bond counsel indicate that interest on such Municipal Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Municipal Bonds or persons related thereto, for periods while such Municipal Bonds are held by such a user or related person, will not be excludable from Federal gross income, although
                             TAX-EXEMPT PORTFOLIOS
interest on such Municipal Bonds received by others would be excludable from Federal gross income. "Substantial user" and "related person" are defined under U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

In the case of corporations, the alternative tax rate applicable to long-term capital gains is 35% effective for long-term capital gains realized in taxable years beginning on or after January 1, 1993. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

Under existing law, the Trust Fund is not an association taxable as corporations and the income of the Trust Fund will be treated as the income of the Unitholders under the income tax laws of the State of Missouri.

All statements of law in the Prospectus concerning exclusion from gross income for Federal, state or other tax purposes are the opinions of counsel and are to be so construed.

At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Trust Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

Section 86 of the Code, in general, provides that fifty percent of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus fifty percent of the Social Security benefits received exceeds a "base amount". The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

In addition, under the Tax Act, for taxable years beginning after December 31, 1993, up to 85 percent of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus fifty percent of Social Security benefits received exceeds an "adjusted base amount." The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from the Trust Fund, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his or her Social Security benefits in gross income whether or not he or she receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.
                             TAX-EXEMPT PORTFOLIOS

For a discussion of the state tax status of income earned on Units of a state trust, see the discussion of tax status for the applicable trust. Except as noted therein, the exemption of interest on state and local obligations for Federal income tax purposes discussed above does not necessarily result in exemption under the income or other tax laws of any state or city. The laws of the several states vary with respect to the taxation of such obligations.

TAX REPORTING AND REALLOCATION

Because the Trust receives interest and makes monthly distributions based upon such Trust's expected total collections of interest and any anticipated expenses, certain tax reporting consequences may arise. The Trust is required to report Unitholder information to the Internal Revenue Service ("IRS"), based upon the actual collection of interest by such Trust on the securities in such Trust, without regard to such Trust's expenses or to such Trust's payments to Unitholders during the year. If distributions to Unitholders exceed interest collected, the difference will be reported as a return of principal which will reduce a Unitholder's cost basis in its Units (and its pro rata interest in the securities in the Trust). A Unitholder must include in taxable income the amount of income reported by a Trust to the IRS regardless of the amount distributed to such Unitholder. If a Unitholder's share of taxable income exceeds income distributions made by a Trust to such Unitholder, such excess is in all likelihood attributable to the payment of miscellaneous expenses of such Trust which will not be deductible by an individual Unitholder as an itemized deduction except to the extent that the total amount of certain itemized deductions, such as investments expenses (which would include the Unitholder's share of Trust expenses), tax return preparation fees and employee business expenses, exceeds 2% of such Unitholder's adjusted gross income. Alternatively, in certain cases, such excess may represent an increase in the Unitholder's tax basis in the Units owned. Investors with questions regarding these issues should consult with their tax advisers.
                             TAX-EXEMPT PORTFOLIOS

UNDERWRITING
The Underwriters named below have severally purchased Units of the Trusts in the following respective amounts:

                                                             INSURED   INSURED
                                                            NATIONAL  CALIFORNIA
                         FIRM NAME                          SERIES 17 SERIES 21
                         ---------                          --------- ----------
*EVEREN Unit Investment Trusts.............................  347,500   235,500
*EVEREN Securities, Inc....................................   50,000    50,000
Advest, Inc................................................   10,000
Fidelity Capital Markets...................................   10,000
Gruntal & Co., Inc.........................................   10,000    10,000
Nathan & Lewis Securities, Inc.............................   10,000
Pershing...................................................   10,000
Rauscher Pierce Refsnes, Inc...............................   10,000
Stifel Nicolaus & Co., Inc.................................   10,000
                                                             -------   -------
TOTAL UNITS:...............................................  467,500   295,500
                                                             =======   =======

Underwriter Addresses:
*EVEREN Unit Investment Trusts, 77 West Wacker Drive, 29th Floor, Chicago, IL 60601-1994
*EVEREN Securities, Inc., 77 West Wacker Drive, 28th Floor, Chicago, IL 60601-
1994

Advest, Inc., One Commercial Plaza, 280 Trumbull Street, Hartford, CT 06103

Fidelity Capital Markets, a division of National Financial Services Corporation, 161 Devonshire Street, D4, Boston, MA 02110

Gruntal & Co., Inc., 14 Wall Street, 14th Floor, New York, NY 10005

Nathan & Lewis Securities, Inc., 1140 6th Avenue, 4th Floor, New York, NY
10036

Pershing, One Pershing Plaza, 7th Floor, Jersey City, NJ 07399

Rauscher Pierce Refsnes, Inc., 2500 RPR Tower, Dallas, TX 75201

Stifel Nicolaus & Co., Inc., 500 North Broadway, St. Louis, MO 63102
------------------
*EVEREN Capital Corporation owns or has a controlling interest in EVEREN Unit Investment Trusts (the Trusts' Sponsor and Evaluator) and EVEREN Securities, Inc. EVEREN Unit Investment Trusts is a service of EVEREN Securities, Inc. For additional information about the Underwriters, see "Underwriting."

The Underwriters acquired the Units of the Trust Funds at a price per Unit equal to the Public Offering Prices set forth under "Essential Information" less the Underwriters' takedown. The amount of the Underwriters' takedown for Trusts with a weighted average maturity less than 7.5 years for each Unit is $.22 for those firms committing for 10,000 to 24,999 Units, $.22 plus 50% of any net portfolio profit for those firms committing for 25,000 to 99,999 Units and $.23 plus 50% of any net portfolio profit for those firms committing for 100,000 or more Units. The amount of the Underwriters' takedown for Trusts with a weighted average maturity between 7.5 and 9.99 years for each Unit is $.28 for those firms committing for 10,000 to 24,999 Units, $.28 plus 50% of any net portfolio profits for those firms committing for 25,000 to 49,999 Units, $.29 plus 50% of any net portfolio profit for those firms committing for 50,000 to 99,999 Units and $.30 plus 50% of any net portfolio profit for those firms committing for 100,000 or more Units. The amount of the Underwriters' takedown for Trusts with a weighted average maturity 10 to 14.99 years for each Unit is $.30 for those firms committing for 10,000 to 24,999 Units, $.30 plus 50% of any net portfolio profits for those firms committing for 25,000 to 49,999 Units, $.31 plus 50% of any net portfolio profit for those firms committing for 50,000 to 99,999 Units and $.32 plus 50% of any net portfolio profit for those firms committing for 100,000 or more Units. The amount of the Underwriters' takedown for Trusts with a weighted average maturity greater than 14.99 years for each Unit is $.36 for 10,000 to 24,999 Units, $.36 plus 50% of any net portfolio profit for those firms committing for 25,000
                             TAX-EXEMPT PORTFOLIOS
to 49,999 Units, $.37 plus 50% of any net portfolio profit for those firms committing for 50,000 to 99,999 Units and $.38 plus 50% of any net portfolio profit for those firms committing for 100,000 or more Units. In connection with any quantity discounts (see "Public Offering of Units--Public Offering Price"), the Sponsor and the applicable Underwriter will each receive reduced concessions as a result of the reduced sales charges to the investor. In addition to such discounts, the Sponsor may, from time to time, pay or allow an additional discount, in the form of cash or other compensation, to dealers who underwrite additional Units of a Trust or who sell, during a specified time period, a minimum dollar amount of Units of a Trust and other unit investment trusts underwritten by the Sponsor. The Underwriting Agreement provides that the Sponsor will select and purchase the Municipal Bonds for deposit in the Trust Funds on its own behalf and on behalf of the other Underwriters.

The Underwriting Agreement provides that a public offering of the Units of the Trust Funds will be made by the Underwriters at the Public Offering Price described in the Prospectus. Units may also be sold to or through dealers, who are members of the National Association of Securities Dealers, Inc., and others at prices representing discounts from the Public Offering Price. However, resales of Units of the Trust Funds to the public will be made at the Public Offering Price thereof.

Underwriters and broker-dealers of the Trusts, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of Units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying underwriters, brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold. Approximately every eighteen months the Sponsor holds a business seminar which is open to Underwriters that sell units of trusts it sponsors. The Sponsor pays substantially all costs associated with the seminar, excluding Underwriter travel costs. Each Underwriter is invited to send a certain number of representatives based on the gross number of units such firm underwrites during a designated time period.
                             TAX-EXEMPT PORTFOLIOS

ESTIMATED CASH FLOWS TO UNITHOLDERS

The tables below set forth the estimated monthly distributions of interest and principal to Unitholders on a per Unit basis. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying Securities prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.

INSURED NATIONAL SERIES 17
Monthly

                                   ESTIMATED    ESTIMATED    ESTIMATED
                                    INTEREST    PRINCIPAL      TOTAL
               DATES              DISTRIBUTION DISTRIBUTION DISTRIBUTION
    ----------------------------  ------------ ------------ ------------
    Nov 15, 1995                    $0.02994                  $0.02994
    Dec 15, 1995 to Aug 15, 2007    $0.04491                  $0.04491
    Sep 15, 2007                    $0.04491     $1.06952     $1.11443
    Oct 15, 2007 to Dec 15, 2020    $0.03961                  $0.03961
    Jan 15, 2021                    $0.03961     $0.74866     $0.78827
    Feb 15, 2021 to Mar 15, 2022    $0.03631                  $0.03631
    Apr 15, 2022                    $0.03631     $0.95187     $0.98818
    May 15, 2022                    $0.03241                  $0.03241
    Jun 15, 2022                    $0.02974     $1.06952     $1.09926
    Jul 15, 2022 to Oct 15, 2022    $0.02721                  $0.02721
    Nov 15, 2022                    $0.02721     $0.81283     $0.84004
    Dec 15, 2022                    $0.02341                  $0.02341
    Jan 15, 2023                    $0.02341     $1.06952     $1.09293
    Feb 15, 2023 to Aug 15, 2023    $0.01851                  $0.01851
    Sep 15, 2023                    $0.01617     $1.06952     $1.08569
    Oct 15, 2023                    $0.01401                  $0.01401
    Nov 15, 2023                    $0.01401     $1.06952     $1.08353
    Dec 15, 2023                    $0.00691     $1.06952     $1.07643
    Jan 15, 2024 to Jan 15, 2027    $0.00471                  $0.00471
    Feb 15, 2027                    $0.00471     $1.06952     $1.07423

INSURED CALIFORNIA SERIES 21
Monthly

                                   ESTIMATED    ESTIMATED    ESTIMATED
                                    INTEREST    PRINCIPAL      TOTAL
               DATES              DISTRIBUTION DISTRIBUTION DISTRIBUTION
    ----------------------------  ------------ ------------ ------------
    Nov 15, 1995                    $0.03052                  $0.03052
    Dec 15, 1995 to Aug 15, 2007    $0.04578                  $0.04578
    Sep 15, 2007                    $0.04578     $0.84602     $0.89180
    Oct 15, 2007 to Aug 15, 2009    $0.04158                  $0.04158
    Sep 15, 2009                    $0.04158     $1.69205     $1.73363
    Oct 15, 2009 to Jul 15, 2019    $0.03328                  $0.03328
    Aug 15, 2019                    $0.03328     $1.20135     $1.23463
    Sep 15, 2019 to Apr 15, 2020    $0.02788                  $0.02788
    May 15, 2020                    $0.02788     $1.69205     $1.71993
    Jun 15, 2020 to Aug 15, 2022    $0.02018                  $0.02018
    Sep 15, 2022                    $0.02018     $1.52284     $1.54302
    Oct 15, 2022 to Jun 15, 2023    $0.01308                  $0.01308
    Jul 15, 2023                    $0.01308     $0.33841     $0.35149
    Aug 15, 2023                    $0.01168                  $0.01168
    Sep 15, 2023                    $0.01168     $1.01523     $1.02691
    Oct 15, 2023 to Aug 15, 2030    $0.00738                  $0.00738
    Sep 15, 2030                    $0.00738     $1.69205     $1.69943

                             TAX-EXEMPT PORTFOLIOS

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GENERAL INFORMATION

RATING OF UNITS

Standard & Poor's has rated the Units of any U.S. Treasury Portfolio Series or GNMA Portfolio Series "AAA." Because the Securities in an Insured Trust Fund in a Tax-Exempt Portfolio Series or an Insured Corporate Series are insured as to the scheduled payment of principal and interest and on the basis of the financial condition and the method of operation of the insurance companies referred to in "Insurance on the Bonds" for each such Trust, Standard & Poor's has also rated the Units of any Insured Trust Fund "AAA." This is the highest rating assigned by Standard & Poor's. Standard & Poor's has been compensated by the Sponsor for its services in rating Units of the Trust Funds.

A Standard & Poor's rating (as described by Standard & Poor's) on the units of an investment trust (hereinafter referred to collectively as "units" or "trust") is a current assessment of creditworthiness with respect to the investments held by such trust. This assessment takes into consideration the financial capacity of the issuers and of any guarantors, insurers, lessees, or mortgagors with respect to such investments. The assessment, however, does not take into account the extent to which trust expenses or portfolio asset sales for less than the trust's purchase price will reduce payment to the Unitholder of the interest and principal required to be paid on the portfolio assets. In addition, the rating is not a recommendation to purchase, sell, or hold units, inasmuch as the rating does not comment as to market price of the units or suitability for a particular investor.

Trusts rated "AAA" are composed exclusively of assets that are rated "AAA" by Standard & Poor's or have, in the opinion of Standard & Poor's, credit characteristics comparable to assets rated "AAA," or certain short-term investments. Standard & Poor's defines its "AAA" rating for such assets as the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is very strong.

Securities in an Insured Trust Fund for which insurance has been obtained by the Issuer or the Sponsor (all of which were rated "AAA" by Standard & Poor's and/or "Aaa" by Moody's Investors Service, Inc.) may or may not have a higher yield than uninsured Securities rated "AAA" by Standard & Poor's or "Aaa" by Moody's Investors Service, Inc. In selecting Securities for the portfolios of an Insured Trust Fund, the Sponsor has applied the criteria hereinbefore described.

TRUST INFORMATION

Because certain of the Securities in certain of the Trusts may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for a Trust under a contract, including those securities purchased on a "when, as and if issued" basis ("Failed Securities"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such Trust.

Securities in certain of the Trust Funds may have been purchased on a "when, as and if issued" or delayed delivery basis with delivery expected to take place after the First Settlement Date. See "Notes to Portfolios" for each Trust. Accordingly, the delivery of such Securities may be delayed or may not occur. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of
                                                                           GI-1
                              GENERAL INFORMATION
delivery. To the extent any Municipal Bonds in a Tax-Exempt Portfolio are actually delivered to such Trust after their respective expected dates of delivery, Unitholders who purchase Units in such Trust prior to the date such "when, as and if issued" or "delayed delivery" Municipal Bonds are actually delivered to the Trustee would, to the extent such income is not offset by a reduction in the Trustee's fee (or, to the extent necessary, other expenses), be required to reduce their tax basis in their Units of such Trust since the interest accruing on such Municipal Bonds during the interval between their purchase of Units and the actual delivery of such Municipal Bonds would, for tax purposes, be considered a non-taxable return of principal rather than as tax-exempt interest. The result of such adjustment, if necessary, would be, during the first year only, that the Estimated Long-Term Returns may be, and the Estimated Current Returns would be, slightly lower than those shown herein, assuming such Trust portfolios and estimated annual expenses do not vary. See footnote (4) to "Essential Information." Unitholders of all Trusts will be "at risk" with respect to any "when, as and if issued" or "delayed delivery" Securities included in their respective Trust (i.e., may derive either gain or loss from fluctuations in the evaluation of such Securities) from the date they commit for Units.

The Replacement Securities must be purchased within 20 days after delivery of the notice that a contract to deliver a Security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities (i) must be payable in United States currency, (ii) must be purchased at a price that results in a yield to maturity and a current return at least equal to that of the Failed Securities as of the Initial Date of Deposit, (iii) shall not be "when, as and if issued" or restricted securities, (iv) must satisfy any rating criteria for Securities originally included in such Trust, (v) not cause the Units of such Trust to cease to be rated AAA by Standard & Poor's. if the Units were so rated on the Initial Date of Deposit and (vi) in the case of Insured Trust Funds must be insured prior to acquisition by a Trust. In connection with an Insured Corporate Series only, Replacement Securities also must (i) be intermediate or long-term, as applicable, corporate bonds, debentures, notes or other straight debt obligations (whether secured or unsecured and whether senior or subordinated) without equity or other conversion features, with fixed maturity dates substantially the same as those of the Failed Securities having no warrants or subscription privileges attached, (ii) be issued after July 18, 1984 if interest thereon is United States source income and (iii) have a fixed maturity of at least 10 years. In connection with a Corporate Income Series only, Replacement Securities also must (i) be corporate bonds, debentures, notes or other straight debt obligations (whether secured or unsecured and whether senior or subordinated) without equity or other conversion features, with fixed maturity dates substantially the same as those of the Failed Securities having no warrants or subscription privileges attached, (ii) be issued after July 18, 1984 and (iii) have a fixed maturity of at least 6 years. In connection with a Tax-Exempt Portfolio only, Replacement Securities must also (i) be tax-exempt bonds issued by the appropriate state or counties, municipalities, authorities or political subdivisions thereof and (ii) have a fixed maturity date of at least 3 years if the bonds are to be deposited in a trust other than a long-term trust or at least 10 years if the bonds are to be deposited in a long-term trust. Whenever a Replacement Security is acquired for a Trust, the Trustee shall, within five days thereafter, notify all Unitholders of the Trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the Securities in a Trust are acquired, the Trustee will have no power to vary the investments of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unitholder's investment.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge
GI-2
                              GENERAL INFORMATION
attributable to such Failed Securities to all Unitholders of the Trust Fund and the Trustee will distribute the principal and accrued interest attributable to such Failed Securities not more than 30 days after the date on which the Trustee would have been required to purchase a Replacement Security. In addition, Unitholders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unitholders of such Trust Fund.

Whether or not a Replacement Security is acquired, an amount equal to the accrued interest (at the coupon rate of the Failed Securities) will be paid to Unitholders of the Trust Fund to the date the Sponsor removes the Failed Securities from the Trust Fund if the Sponsor determines not to purchase a Replacement Security or to the date of substitution if a Replacement Security is purchased. All such interest paid to Unitholders which accrued after the date of settlement for a purchase of Units will be paid by the Sponsor. In the event a Replacement Security could not be acquired by a Trust, the net annual interest income per Unit for such Trust would be reduced and the Estimated Current Return and Estimated Long-Term Return might be lowered.

Subsequent to the Initial Date of Deposit, a Security may cease to be rated or its rating may be reduced below any minimum required as of the Initial Date of Deposit. Neither event requires the elimination of such investment from a Trust, but may be considered in the Sponsor's determination to direct the Trustee to dispose of such investment. See "General Information--Investment Supervision."

The Sponsor may not alter the portfolio of a Trust except upon the happening of certain extraordinary circumstances. See "General Information--Investment Supervision." Certain of the Securities may be subject to optional call or mandatory redemption pursuant to sinking fund provisions, in each case prior to their stated maturity. A bond subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer, often at a premium over par. A refunding is a method by which a bond issue is redeemed, at or before maturity, by the proceeds of a new bond issue. A bond subject to sinking fund redemption is one which is subject to partial call from time to time at par with proceeds from a fund accumulated for the scheduled retirement of a portion of an issue to maturity. Special or extraordinary redemption provisions may provide for redemption at par of all or a portion of an issue upon the occurrence of certain circumstances, which may be prior to the optional call dates shown under "Portfolio" for each Trust. Redemption pursuant to optional call provisions is more likely to occur, and redemption pursuant to special or extraordinary redemption provisions may occur, when the Securities have an offering side evaluation which represents a premium over par, that is, when they are able to be refinanced at a lower cost. The proceeds from any such call or redemption pursuant to sinking fund provisions, as well as proceeds from the sale of Securities and from Securities which mature in accordance with their terms from a Trust, unless utilized to pay for Units tendered for redemption, will be distributed to Unitholders of such Trust and will not be used to purchase additional Securities for such Trust. Accordingly, any such call, redemption, sale or maturity will reduce the size and diversity of a Trust and the net annual interest income of such Trust and may reduce the Estimated Current Return and the Estimated Long-Term Return. See "General Information--Interest, Estimated Long-Term Return and Estimated Current Return." The call, redemption, sale or maturity of Securities also may have tax consequences to a Unitholder. See "Federal Tax Status" for each Trust. Information with respect to the call provisions and maturity dates of the Securities is contained in "Portfolio" for each Trust.

Each Unit of a Trust represents an undivided fractional interest in the Securities deposited therein, in the ratio shown under "Essential
Information." Units may be purchased and certificates, if requested, will be issued in denominations of one Unit or any multiple or fraction thereof, subject to each Trust's minimum investment requirement of one Unit. Fractions of Units will be computed to three decimal points. To the
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extent that Units of a Trust are redeemed, the principal amount of Securities in such Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of such Trust will increase. See "General Information--Redemption."

Certain of the Securities in certain of the Trusts may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased and deposited in the Trusts were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. A discount security held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and loss in the form of tax-exempt interest income than a comparable security newly issued at current market rates. See "Federal Tax Status." Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities.

Certain of the Securities in certain of the Trust Funds may be "zero coupon" bonds, i.e., an original issue discount bond that does not provide for the payment of current interest. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest currently. For the Federal tax consequences of original issue discount securities such as the zero coupon bonds, see "Federal Tax Status" for each Trust.

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Security which might reasonably be expected to have a material adverse effect on the Trust Funds. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Securities. The Sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust Funds. The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Security.

RETIREMENT PLANS

Units of the Trusts (other than a Tax-Exempt Portfolio) may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans, certain of which are briefly described below.
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Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The Trusts will waive the $1,000 minimum investment requirement for IRA accounts. The minimum investment is $250 for tax-deferred plans such as IRA accounts. Fees and charges with respect to such plans may vary.

Individual Retirement Account--IRA. Any individual under age 70 1/2 may contribute the lesser of $2,000 or 100% of compensation to an IRA annually. Such contributions are fully deductible if the individual (and spouse if filing jointly) are not covered by a retirement plan at work. The deductible amount an individual may contribute to an IRA will be reduced $10 for each $50 of adjusted gross income over $25,000 ($40,000 if married, filing jointly or $0 if married, filing separately), if either an individual or their spouse (if married, filing jointly) is an active participant in an employer maintained retirement plan. Thus, if an individual has adjusted gross income over $35,000 ($50,000 if married, filing jointly or $0 if married, filing separately) and if an individual or their spouse is an active participant in an employer maintained retirement plan, no IRA deduction is permitted. Under the Internal Revenue Code of 1986, as amended (the "Code"), an individual may make nondeductible contributions to the extent deductible contributions are not allowed. All distributions from an IRA (other than the return of certain excess contributions) are treated as ordinary income for federal income taxation purposes provided that under the Code an individual need not pay tax on the return of nondeductible contributions. The amount includable in income for the taxable year is the portion of the amount withdrawn for the taxable year as the individual's aggregate deductible IRA contributions bear to the aggregate balance of all IRAs of the individual.

A participant's interest in an IRA must be, or commence to be, distributed to the participant not later than April 1 of the calendar year following the year during which the participant attains age 70 1/2. Distributions made before attainment of age 59 1/2, except in the case of the participant's death or disability, or where the amount distributed is to be rolled over to another IRA, or where the distributions are taken as a series of substantially equal periodic payments over the participant's life or life expectancy (or the joint lives or life expectancies of the participant and the designated beneficiary) are generally subject to a surtax in an amount equal to 10% of the distribution. The amount of such periodic payments may not be modified before the later of five years or attainment of age 59 1/2. Excess contributions are subject to an annual 6% excise tax.

IRA applications, disclosure statements and trust agreements are available from the Sponsor upon request.

Qualified Retirement Plans. Units of a Trust may be purchased by qualified pension or profit sharing plans maintained by corporations, partnerships or sole proprietors. The maximum annual contribution for a participant in a money purchase pension plan or to paired profit sharing and pension plans is the lesser of 25% of compensation or $30,000. Prototype plan documents for establishing qualified retirement plans are available from the Sponsor upon request.

Excess Distributions Tax. In addition to the other taxes due by reason of a plan distribution, a tax of 15% may apply to certain aggregate distributions from IRAs, Keogh plans, and corporate retirement plans to the extent such aggregate taxable distributions exceed specified amounts (generally $150,000, as adjusted) during a tax year. This 15% tax will not apply to distributions on account of death, qualified
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domestic relations orders or amounts eligible for tax-deferred rollover treatment. In general, for lump sum distributions the excess distributions over $750,000 (as adjusted) will be subject to the 15% tax.

The Trustee, Investors Fiduciary Trust Company, has agreed to act as custodian for certain retirement plan accounts. An annual fee of $12.00 per account, if not paid separately, will be assessed by the Trustee and paid through the liquidation of shares of the reinvestment account. An individual wishing the Trustee to act as custodian must complete an EVEREN UIT/IRA application and forward it along with a check made payable to Investors Fiduciary Trust Company. Certificates for Individual Retirement Accounts cannot be issued.

DISTRIBUTION REINVESTMENT

Each Unitholder of a Trust may elect to have distributions of principal (including capital gains, if any) or interest or both automatically invested without charge in shares of any mutual fund which is registered in such Unitholder's state of residence and is underwritten or advised by Kemper Financial Services, Inc. (the "Kemper Funds"), other than those Kemper Funds sold with a contingent deferred sales charge.

If individuals indicate they wish to participate in the Reinvestment Program but do not designate a reinvestment fund, the Program Agent referred to below will contact such individuals to determine which reinvestment fund or funds they wish to elect. Since the portfolio securities and investment objectives of such Kemper Funds generally will differ significantly from that of the Trusts, Unitholders should carefully consider the consequences before selecting such Kemper Funds for reinvestment. Detailed information with respect to the investment objectives and the management of the Funds is contained in their respective prospectuses, which can be obtained from the Sponsor upon request. An investor should read the prospectus of the reinvestment fund selected prior to making the election to reinvest. Unitholders who desire to have such distributions automatically reinvested should inform their broker at the time of purchase or should file with the Program Agent a written notice of election.

Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the Record Date applicable to any distribution in order to be in effect for such Record Date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent. See "General Information--Unitholders--Distributions to Unitholders."

The Program Agent is Investors Fiduciary Trust Company. All inquiries concerning participation in distribution reinvestment should be directed to the Program Agent at P.O. Box 419430, Kansas City, Missouri 64173-0216, telephone (816) 474-8786.

INTEREST, ESTIMATED LONG-TERM RETURN AND ESTIMATED CURRENT RETURN

As of the opening of business on the Initial Date of Deposit, the Estimated Long-Term Return and the Estimated Current Return, if applicable, for each Trust were as set forth in the "Essential Information" for each Trust. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, the Sponsor and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of the Securities while the Public Offering Price will
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vary with changes in the offering price of the underlying Securities and accrued interest; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements or average life of all of the Securities in a Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while Estimated Current Return calculations include only net annual interest income and Public Offering Price.

In order to acquire certain of the Securities contracted for by a Trust, it may be necessary for the Sponsor or Trustee to pay on the dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amount which will be made available in the letter of credit furnished by the Sponsor on the Initial Date of Deposit. The Trustee has agreed to pay any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the Securities deposited in that Trust.

Payments received in respect of mortgages underlying Ginnie Maes in each series of a GNMA Portfolio will consist of a portion representing interest and a portion representing principal. Although the aggregate monthly payment made by the obligor on each mortgage remains constant (aside from optional prepayments of principal), in the early years most of each such payment will represent interest, while in later years, the proportion representing interest will decline and the proportion representing principal will increase. However, by reason of optional prepayments, principal payments in the earlier years on mortgages underlying Ginnie Maes may be substantially in excess of those required by the amortization schedules of such mortgages. Therefore, principal payments in later years may be substantially less since the aggregate unpaid principal balances of such underlying mortgages may have been greatly reduced. To the extent that the underlying mortgages bearing higher interest rates in a GNMA Portfolio are prepaid faster than the other underlying mortgages, the net annual interest rate per Unit and the Estimated Current Return on the Units of a GNMA Portfolio can be expected to decline. Monthly payments to the Unitholders of a GNMA Portfolio will reflect all of these factors.

MARKET FOR UNITS

After the initial offering period, while not obligated to do so, the Sponsor intends to, and certain of the Underwriters may, subject to change at any time, maintain a market for Units of the Trust Funds offered hereby and to continuously offer to purchase said Units at prices, determined by the Evaluator, based on the aggregate bid prices of the underlying Securities in such Trusts, together with accrued interest to the expected dates of settlement. To the extent that a market is maintained during the initial offering period, the prices at which Units will be repurchased will be based upon the aggregate offering side evaluation of the Securities in the Trusts. The aggregate bid prices of the underlying Securities in each Trust are expected to be less than the related aggregate offering prices (which is the evaluation method used during the initial public offering period). Accordingly, Unitholders who wish to dispose of their Units should inquire of their bank or broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

The offering price of any Units resold by the Sponsor or Underwriters will be in accord with that described in the currently effective Prospectus describing such Units. Any profit or loss resulting from the
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                              GENERAL INFORMATION
resale of such Units will belong to the Sponsor and/or the Underwriters. The Sponsor and/or the Underwriters may suspend or discontinue purchases of Units of any Trust if the supply of Units exceeds demand, or for other business reasons.

REDEMPTION

A Unitholder who does not dispose of Units in the secondary market described above may cause Units to be redeemed by the Trustee by making a written request to the Trustee, Investors Fiduciary Trust Company, P.O. Box 419430, Kansas City, Missouri, 64173-0216 and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, properly endorsed or accompanied by a written instrument or instruments of transfer in a form satisfactory to the Trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be redeemed. If the amount of the redemption is $25,000 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. A certificate should only be sent by registered or certified mail for the protection of the Unitholder. Since tender of the certificate is required for redemption when one has been issued, Units represented by a certificate cannot be redeemed until the certificate representing such Units has been received by the purchasers.

Redemption shall be made by the Trustee on the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the Redemption Price for such Trust, determined as set forth below under "Computation of Redemption Price," as of the evaluation time stated under "Essential Information," next following such tender, multiplied by the number of Units being redeemed. Any Units redeemed shall be cancelled and any undivided fractional interest in the Trust extinguished. The price received upon redemption might be more or less than the amount paid by the Unitholder depending on the value of the Securities in the Trust at the time of redemption.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a certain percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, any time a Unitholder elects to tender Units for redemption, such Unitholder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing interest shall be withdrawn from the Interest Account for such Trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Principal Account for such Trust. The Trustee is empowered to sell Securities GI-8
                              GENERAL INFORMATION
for a Trust in order to make funds available for the redemption of Units of such Trust. Such sale may be required when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. To the extent Securities are sold, the size and diversity of a Trust will be reduced.

In the case of a U.S. Treasury Portfolio or a GNMA Portfolio, Securities will be sold by the Trustee so as to maintain, as closely as practicable, the original percentage relationship between the principal amounts of the Securities in such Trusts. The Securities to be sold for purposes of redeeming Units will be selected from a list supplied by the Sponsor. The Securities will be chosen for this list by the Sponsor on the basis of such market and credit factors as it may determine are in the best interests of such Trusts. Provision is made under the related Trust Agreements for the Sponsor to specify minimum face amounts in which blocks of Securities are to be sold in order to obtain the best price available. While such minimum amounts may vary from time to time in accordance with market conditions, it is anticipated that the minimum face amounts which would be specified would range from $25,000 to $100,000. Sales may be required at a time when the Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. Moreover, due to the minimum principal amount in which U.S. Treasury Obligations and Ginnie Maes may be required to be sold, the proceeds of such sales may exceed the amount necessary for payment of Units redeemed. To the extent not used to meet other redemption requests in such Trusts, such excess proceeds will be distributed pro rata to all remaining Unitholders of record of such Trusts, unless reinvested in substitute Securities. See "General Information--Investment Supervision."

The Trustee is irrevocably authorized in its discretion, if an Underwriter does not elect to purchase any Unit tendered for redemption, in lieu of redeeming such Units, to sell such Units in the over-the-counter market for the account of tendering Unitholders at prices which will return to the Unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Units. In the event of any such sale, the Trustee shall pay the net proceeds thereof to the Unitholders on the day they would otherwise be entitled to receive payment of the Redemption Price.

The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the Trustee of Securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying Securities in accordance with the Trust Agreements; or (3) for such other period as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Computation of Redemption Price. The Redemption Price for Units of each Trust is computed by the Evaluator as of the evaluation time stated under "Essential Information" next occurring after the tendering of a Unit for redemption and on any other business day desired by it, by:

A. adding: (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities not applied to the purchase of such Securities;
(2) the aggregate value of each issue of the Securities (including "when issued" contracts, if any) held in the Trust as determined by the Evaluator on the basis of bid prices therefor; and (3) interest accrued and unpaid on the Securities in the Trust as of the date of computation;
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B. deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the Trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account described under "General Information--Expenses of the Trusts"; (2) an amount representing estimated accrued expenses of the Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees and any insurance costs), the Evaluator, the Sponsor and bond counsel, if any;
(3) cash held for distribution to Unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the Trust; and

C. finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof.

UNITHOLDERS

Ownership of Units. Ownership of Units of any Trust will not be evidenced by certificates unless a Unitholder, the Unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the Trustee. Certificates, if issued, will be so noted on the confirmation statement sent to the Underwriter and broker. Non-receipt of such certificate(s) must be reported to the Trustee within one year; otherwise, a 2% surety bond fee will be required for replacement.

Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presenting and surrendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be transferred. Such signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee.

Units may be purchased and certificates, if requested will be issued in denominations of one Unit subject to each Trust's minimum investment requirement of 100 Units or any whole Unit multiple thereof subject to any minimum requirement established by the Sponsor from time to time. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the Trustee. The Trustee may require a Unitholder to pay a reasonable fee, to be determined in the sole discretion of the Trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The Trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity (generally amounting to 3% of the market value of the Units), affidavit of loss, evidence of ownership and payment of expenses incurred.

Distributions to Unitholders. Interest received by each Trust, including any portion of the proceeds from a disposition of Securities which represents accrued interest, is credited by the Trustee to the Interest Account for such Trust. All other receipts are credited by the Trustee to a separate Principal Account for the Trust. The Trustee normally has no cash for distribution to Unitholders until it receives interest payments on the Securities in the Trust. Since interest usually is paid semi-annually (monthly in the case of a GNMA Portfolio), during the initial months of the Trusts, the Interest Account of each Trust, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. On the dates set forth under "Essential Information" for each Trust, the Trustee will commence distributions, in part from funds advanced by the Trustee.
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                              GENERAL INFORMATION

Thereafter, assuming the Trust retains its original size and composition, after deduction of the fees and expenses of the Trustee, the Sponsor and Evaluator and reimbursements (without interest) to the Trustee for any amounts advanced to a Trust, the Trustee will normally distribute on each Interest Distribution Date (the fifteenth of the month) or shortly thereafter to Unitholders of record of such Trust on the preceding Record Date (which is the first day of each month). Unitholders of the Trusts will receive an amount substantially equal to one-twelfth of such holders' pro rata share of the estimated net annual interest income to the Interest Account of such Trust. However, interest earned at any point in time will be greater than the amount actually received by the Trustee and distributed to the Unitholders. Therefore, there will always remain an item of accrued interest that is added to the daily value of the Units. If Unitholders of a Trust sell or redeem all or a portion of their Units, they will be paid their proportionate share of the accrued interest of such Trust to, but not including, the third business day after the date of a sale or to the date of tender in the case of a redemption.

In order to equalize distributions and keep the undistributed interest income of the Trusts at a low level, all Unitholders of record in such Trust on the first Record Date will receive an interest distribution on the first Interest Distribution Date. Because the period of time between the first Interest Distribution Date and the regular distribution dates may not be a full period, the first regular distributions may be partial distributions.

Unitholders of a U.S. Treasury Portfolio which contains Stripped Treasury Securities should note that Stripped Treasury Securities are sold at a deep discount because the buyer of those securities obtains only the right to receive a future fixed payment on the security and not any rights to periodic interest payments thereon. Purchasers of these Securities acquire, in effect, discount obligations that are economically identical to the "zero-coupon bonds" that have been issued by corporations. Zero coupon bonds are debt obligations which do not make any periodic payments of interest prior to maturity and accordingly are issued at a deep discount. Under generally accepted accounting principles, a holder of a security purchased at a discount normally must report as an item of income for financial accounting purposes the portion of the discount attributable to the applicable reporting period. The calculation of this attributable income would be made on the "interest" method which generally will result in a lesser amount of includible income in earlier periods and a correspondingly larger amount in later periods. For Federal income tax purposes, the inclusion will be on a basis that reflects the effective compounding of accrued but unpaid interest effectively represented by the discount. Although this treatment is similar to the "interest" method described above, the "interest" method may differ to the extent that generally accepted accounting principles permit or require the inclusion of interest on the basis of a compounding period other than the semi-annual period. See "Federal Tax Status" for the U.S. Treasury Portfolios, if any.

Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. Since interest on Bonds in the Trusts is payable at varying intervals, usually in semi-annual installments, and distributions of income are made to Unitholders at different intervals from receipt of interest, the interest accruing to a Trust may not be equal to the amount of money received and available for distribution from the Interest Account. Therefore, on each Distribution Date the amount of interest actually deposited in the Interest Account of a Trust and available for distribution may be slightly more or less than the interest distribution made. In order to eliminate fluctuations in interest distributions resulting from such variances, the Trustee is authorized by the Trust Agreements to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee will be reimbursed, without interest, for any such advances from funds available in the Interest Account for such Trust.
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                              GENERAL INFORMATION

The Trustee will distribute on each Distribution Date or shortly thereafter, to each Unitholder of record of a Trust on the preceding Record Date, an amount substantially equal to such holder's pro rata share of the cash balance, if any, in the Principal Account of such Trust computed as of the close of business on the preceding Record Date. However, no distribution will be required if the balance in the Principal Account is less than $.01 per Unit. Notwithstanding the foregoing, the Trustee will make a distribution to Unitholders of all principal relating to maturing U.S. Treasury Obligations in any U.S. Treasury Portfolio or GNMA Portfolio within twelve business days of the date of such maturity.

In connection with GNMA Portfolios only, the terms of the Ginnie Maes provide for payment to the holders thereof (including a GNMA Portfolio) on the fifteenth day of each month of amounts collected by or due to the issuers thereof with respect to the underlying mortgages during the preceding month. The Trustee will collect the interest due a GNMA Portfolio on the Securities therein as it becomes payable and credit such interest to a separate Interest Account for such GNMA Portfolio created by the Indenture. Distributions will be made to each Unitholder of record of a GNMA Portfolio on the appropriate Distribution Date (see "Essential Information") and will consist of an amount substantially equal to such Unitholder's pro rata share of the cash balances, if any, in the Interest Account, the Principal Account and any Capital Gains Account of such GNMA Portfolio, computed as of the close of business on the preceding Record Date.

Statements to Unitholders. With each distribution, the Trustee will furnish or cause to be furnished to each Unitholder a statement of the amount of interest and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit.

The accounts of each Trust are required to be audited annually, at the Trust's expense, by independent auditors designated by the Sponsor, unless the Sponsor determines that such an audit would not be in the best interest of the Unitholders of such Trust. The accountants' report will be furnished by the Trustee to any Unitholder of such Trust upon written request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unitholder of a Trust a statement, covering the calendar year, setting forth for the applicable Trust:

A. As to the Interest Account:

1. The amount of interest received on the Securities (and for Tax-Exempt Portfolios, the percentage of such amount by states and territories in which the issuers of such Securities are located);

2. The amount paid from the Interest Account representing accrued interest of any Units redeemed;

3. The deductions from the Interest Account for applicable taxes, if any, fees and expenses (including auditing fees) of the Trustee, the Sponsor, the Evaluator, and, if any, of bond counsel;

4. Any amounts credited by the Trustee to the Reserve Account described under "General Information--Expenses of the Trusts";

5. The net amount remaining after such payments and deductions, expressed both as a total dollar amount and a dollar amount per Unit outstanding on the last business day of such calendar year; and

B. As to the Principal Account:

1. The dates of the maturity, liquidation or redemption of any of the Securities and the net proceeds received therefrom excluding any portion credited to the Interest Account;
GI-12
                              GENERAL INFORMATION

2. The amount paid from the Principal Account representing the principal of any Units redeemed;

3. The deductions from the Principal Account for payment of applicable taxes, if any, fees and expenses (including auditing fees) of the Trustee, the Sponsor, the Evaluator, and, if any, of bond counsel;

4. The amount of when-issued interest treated as a return of capital, if any;

5. Any amounts credited by the Trustee to the Reserve Account described under "General Information--Expenses of the Trusts";

6. The net amount remaining after distributions of principal and deductions, expressed both as a dollar amount and as a dollar amount per Unit outstanding on the last business day of the calendar year; and

C. The following information:

1. A list of the Securities as of the last business day of such calendar year;

2. The number of Units outstanding on the last business day of such calendar year;

3. The Redemption Price based on the last evaluation made during such calendar year;

4. The amount actually distributed during such calendar year from the Interest and Principal Accounts (and Capital Gains Account, if applicable) separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for each such distribution.

Rights of Unitholders. A Unitholder may at any time tender Units to the Trustee for redemption. The death or incapacity of any Unitholder will not operate to terminate a Trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a Trust.

No Unitholder shall have the right to control the operation and management of any Trust in any manner, except to vote with respect to the amendment of the Trust Agreements or termination of any Trust.

INVESTMENT SUPERVISION

The Sponsor may not alter the portfolios of the Trusts by the purchase, sale or substitution of Securities, except in the special circumstances noted below and as indicated earlier under "General Information--Trust Information" regarding the substitution of Replacement Securities for any Failed Securities. Thus, with the exception of the redemption or maturity of Securities in accordance with their terms, the assets of the Trusts will remain unchanged under normal circumstances.

The Sponsor may direct the Trustee to dispose of Securities the value of which has been affected by certain adverse events including institution of certain legal proceedings or decline in price or the occurrence of other market factors, including advance refunding, so that in the opinion of the Sponsor the retention of such Securities in a Trust would be detrimental to the interest of the Unitholders. The proceeds from any such sales, exclusive of any portion which represents accrued interest, will be credited to the Principal Account of such Trust for distribution to the Unitholders.

The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of Securities to issue new obligations in exchange or substitution for any of such Securities pursuant to a refunding financing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such Securities or (2) in the written opinion of the Sponsor the issuer will probably default with
                                                                          GI-13
                              GENERAL INFORMATION
respect to such Securities in the reasonably forseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unitholder, identifying the Securities eliminated and the Securities substituted therefor.

The Trustee may sell Securities, designated by the Sponsor, from a Trust for the purpose of redeeming Units of such Trust tendered for redemption and the payment of expenses.

ADMINISTRATION OF THE TRUSTS

The Trustee. The Trustee, Investors Fiduciary Trust Company, is a trust company specializing in investment related services, organized and existing under the laws of Missouri, having its trust office at 127 West 10th Street, Kansas City, Missouri 64105. The Trustee is subject to supervision and examination by the Division of Finance of the State of Missouri and the Federal Deposit Insurance Corporation. Investors Fiduciary Trust Company is owned by State Street Boston Corporation.

The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any Trust. For information relating to the responsibilities of the Trustee under the Trust Agreements, reference is made to the material set forth under "General Information--Unitholders."

In accordance with the Trust Agreements, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of Units held by, every Unitholder of each Trust. Such books and records shall be open to inspection by any Unitholder of such Trust at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreements on file in its office available for inspection at all reasonable times during usual business hours by any Unitholder, together with a current list of the Securities held in each Trust. Pursuant to the Trust Agreements, the Trustee may employ one or more agents for the purpose of custody and safeguarding of Securities comprising the Trusts.

Under the Trust Agreements, the Trustee or any successor trustee may resign and be discharged of its duties created by the Trust Agreements by executing an instrument in writing and filing the same with the Sponsor.

The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may at any time remove the Trustee, with or without cause, and appoint a successor trustee as provided in the Trust Agreements. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee shall be a corporation organized under the laws of the United States, or any state thereof, which is authorized under such laws to exercise trust powers. The Trustee shall have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.
GI-14
                              GENERAL INFORMATION

The Evaluator. EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc., the Sponsor, also serves as Evaluator. The Evaluator may resign or be removed by the Trustee in which event the Trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the Trustee to each Unitholder. At the present time, pursuant to a contract with the Evaluator, Muller Data Corporation, a non-affiliated firm regularly engaged in the business of evaluating, quoting or appraising comparable securities, provides, for both the initial offering period and secondary market transactions, portfolio evaluations of the Securities in the Trusts which are then reviewed by the Evaluator. In the event the Sponsor is unable to obtain current evaluations from Muller Data Corporation, it may make its own evaluations or it may utilize the services of any other non-affiliated evaluator or evaluators it deems appropriate.

Amendment and Termination. The Trust Agreements may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or
(3) to make such provisions as shall not adversely affect the interests of the Unitholders. The Trust Agreements with respect to the Trusts may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the holders of Units representing 66 2/3% of the Units then outstanding of such Trust, provided that no such amendment or waiver will reduce the interest of any Unitholder thereof without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders of such Trust. In no event shall any Trust Agreement be amended to increase the number of Units of a Trust issuable thereunder or to permit, except in accordance with the provisions of such Trust Agreement, the acquisition of any Securities in addition to or in substitution for those initially deposited in a Trust. The Trustee shall promptly notify Unitholders of the substance of any such amendment.

The Trust Agreements provide that the Trusts shall terminate upon the maturity, redemption or other disposition of the last of the Securities held in a Trust. If the value of a Trust shall be less than the applicable minimum value stated under "Essential Information," the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. A Trust may be terminated at any time by the holders of Units representing 66 2/3% of the Units thereof then outstanding. In the event of termination of a Trust, written notice thereof will be sent by the Trustee to all Unitholders of such Trust. Within a reasonable period after termination, the Trustee will sell any Securities remaining in such Trust and, after paying all expenses and charges incurred by the Trust, will distribute to Unitholders thereof (upon surrender for cancellation of certificates for Units, if issued) their pro rata share of the balances remaining in the Interest and Principal Accounts (and Capital Gains Account, if applicable) of such Trust.

Limitations on Liability. The Sponsor: The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreements, but will be under no liability to the Unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreements or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities.
                                                                          GI-15
                              GENERAL INFORMATION

The Trustee: The Trust Agreements provide that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of monies, Securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Trust Agreements contain other customary provisions limiting the liability of the Trustee.

The Evaluator: The Trustee and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. The Trust Agreements provide that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or Unitholders for errors in judgment, but shall be liable only for its gross negligence, lack of good faith or willful misconduct.

EXPENSES OF THE TRUSTS

The Sponsor will charge the Trusts a surveillance fee for services performed for the Trusts in an amount not to exceed that amount set forth in "Essential Information" but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the Sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the Sponsor for providing such services. Such fee shall be based on the total number of Units of the related Trust outstanding as of the January Record Date for any annual period. The Sponsor will receive a portion of the sales commissions paid in connection with the purchase of Units and will share in profits, if any, related to the deposit of Securities in the Trusts. The Sponsor and other Underwriters have borne all the expenses of creating and establishing the Trusts including the cost of the initial preparation, printing and execution of the Prospectus, Trust Agreements and certificates, legal and accounting expenses, advertising and selling expenses, payment of closing fees, the expenses of the Trustee, evaluation fees relating to the deposit and other out-of-pocket expenses.

The Trustee receives for its services fees set forth under "Essential Information." The Trustee fee which is calculated monthly is based on the largest aggregate principal amount of Securities in a Trust at any time during the period. In no event shall the Trustee be paid less than $2,000 per Trust in any one year. Funds that are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal trust procedures; however, the Trustee is also authorized by the Trust Agreements to make from time to time certain non-interest bearing advances to the Trusts. During the first year the Trustee has agreed to lower its fees and absorb expenses by the amount set forth under "Essential Information." The Trustee's fee will not be increased in future years in order to make up this reduction in the Trustee's fee. The Trustee's fee is payable on or before each Distribution Date.

For evaluation of Securities in each Trust, the Evaluator shall receive a fee, payable monthly, calculated on the basis of that annual rate set forth under "Essential Information," based upon the largest aggregate principal amount of Securities in such Trust at any time during such monthly period.
GI-16
                              GENERAL INFORMATION

The Trustee's and Evaluator's fees are deducted first from the Interest Account of a Trust to the extent funds are available and then from the Principal Account. Such fees may be increased without approval of Unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index entitled "All Services Less Rent of Shelter," published by the United States Department of Labor, or any equivalent index substituted therefor. In addition, the Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions).

The following additional charges are or may be incurred by the Trusts: (a) fees for the Trustee's extraordinary services; (b) expenses of the Trustee (including legal and auditing expenses and insurance costs for Insured Trust Funds, but not including any fees and expenses charged by any agent for custody and safeguarding of Securities) and of bond counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the Trustee to protect a Trust or the rights and interests of the Unitholders;
(e) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of a Trust not resulting from gross negligence, bad faith or willful misconduct on its part; (f) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct; and (g) expenditures incurred in contacting Unitholders upon termination of the Trusts. The fees and expenses set forth herein are payable out of the appropriate Trust and, when owing to the Trustee, are secured by a lien on such Trust. Fees or charges relating to a Trust shall be allocated to each Trust in the same ratio as the principal amount of such Trust bears to the total principal amount of all Trusts. Fees or charges relating solely to a particular Trust shall be charged only to such Trust.

Fees and expenses of the Trusts shall be deducted from the Interest Account thereof, or, to the extent funds are not available in such Account, from the Principal Accounts. The Trustee may withdraw from the Principal Account or the interest Account of any Trust such amounts, if any, as it deems necessary to establish a reserve for any taxes or other governmental charges or other extraordinary expenses payable out of the Trust. Amounts so withdrawn shall be credited to a separate account maintained for a Trust known as the Reserve Account and shall not be considered a part of the Trust when determining the value of the Units until such time as the Trustee shall return all or any part of such amounts to the appropriate account.

THE SPONSOR

The Sponsor, EVEREN Unit Investment Trusts (formerly known as Kemper Unit Investment Trusts), with an office at 77 West Wacker Drive, 29th Floor, Chicago, Illinois 60601, (800) 621-5024, is a service of EVEREN Securities, Inc. (formerly known as "Kemper Securities, Inc."), which is a wholly-owned subsidiary of EVEREN Capital Corporation. The Sponsor acts as underwriter of a number of other unit investment trusts and will act as underwriter of any other unit investment trust products developed by the Sponsor in the future. As of December 31, 1994, the total stockholder's equity of EVEREN Securities, Inc. (then known as "Kemper Securities, Inc.") was $252,676,937.

If at any time the Sponsor shall fail to perform any of its duties under the Trust Agreements or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (a) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the Trust Agreements and liquidate the Trusts as provided therein, or (c) continue to act as Trustee without terminating the Trust Agreements.
                                                                          GI-17
                              GENERAL INFORMATION

The foregoing financial information with regard to the Sponsor relates to the Sponsor only and not to these Trusts. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations with respect to the Trusts. More comprehensive financial information can be obtained upon request from the Sponsor.

LEGAL OPINIONS

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The statements of condition and the related portfolios at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in the Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.
GI-18
                              GENERAL INFORMATION

                                                                           PAGE
CONTENTS                                                                   -----
SUMMARY...................................................................     2
ESSENTIAL INFORMATION.....................................................     3
THE TRUST FUNDS...........................................................     6
REPORT OF INDEPENDENT CERTIFIED PUBLIC
  ACCOUNTANTS.............................................................     8
STATEMENTS OF CONDITION...................................................     9
PUBLIC OFFERING OF UNITS..................................................    10
 Public Offering Price....................................................    10
 Accrued Interest.........................................................    12
 Comparison of Public Offering Price and Redemption Price.................    13
 Public Distribution of Units.............................................    13
 Profits of Sponsor and Underwriters......................................    15
THE U.S. TREASURY PORTFOLIO SERIES........................................  US-1
 The Trust Portfolio......................................................  US-1
 Risk Factors.............................................................  US-1
 Portfolios...............................................................  US-2
 Notes to Portfolios......................................................  US-2
 Federal Tax Status.......................................................  US-3
 Tax Reporting and Reallocation...........................................  US-6
 Estimated Cash Flows to Unitholders......................................  US-7
THE TAX-EXEMPT PORTFOLIOS.................................................  TE-1
 The Trust Portfolio......................................................  TE-1
 Series Information.......................................................  TE-1
 Taxable Equivalent Estimated Current Return Tables.......................  TE-3
 Portfolio................................................................  TE-5
 Notes to Portfolio.......................................................  TE-7
 Municipal Bond Risk Factors..............................................  TE-8
 State Risk Factors and State Tax Status.................................. TE-11
 Insurance on the Bonds................................................... TE-21
 Federal Tax Status....................................................... TE-24
 Tax Reporting and Reallocation........................................... TE-28
 Underwriting............................................................. TE-29
 Estimated Cash Flows to Unitholders...................................... TE-31
GENERAL INFORMATION.......................................................  GI-1
 Rating of Units..........................................................  GI-1
 Trust Information........................................................  GI-1
 Retirement Plans.........................................................  GI-4
 Distribution Reinvestment................................................  GI-6
 Interest, Estimated Long-Term Return and Estimated Current Return........  GI-6
 Market For Units.........................................................  GI-7
 Redemption...............................................................  GI-8
 Unitholders.............................................................. GI-10
 Investment Supervision................................................... GI-13
 Administration of the Trusts............................................. GI-14
 Expenses of the Trusts................................................... GI-16
 The Sponsor.............................................................. GI-17
 Legal Opinions........................................................... GI-18
 Independent Certified Public Accountants................................. GI-18

                      -----------------------------------
THIS PROSPECTUS DOES NOT CONTAIN ALL OF THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENT AND EXHIBITS RELATING THERETO, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS MADE.
                      -----------------------------------
NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUSTS, THE TRUSTEE, OR THE SPONSOR. THE TRUSTS ARE REGISTERED AS UNIT INVESTMENT TRUSTS UNDER THE INVESTMENT COMPANY ACT OF 1940. SUCH REGISTRATION DOES NOT IMPLY THAT THE TRUSTS OR THE UNITS HAVE BEEN GUARANTEED, SPONSORED, RECOMMENDED OR APPROVED BY THE UNITED STATES OR ANY STATE OR ANY AGENCY OR OFFICER THEREOF.
                      -----------------------------------
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

This Registration Statement on Form S-6 comprises the following papers and documents.

           The facing sheet of Form S-6.
           The cross-reference sheet.
           The prospectus.
           The signatures.
           The following exhibits.
 1.1(a).   Form of Trust Indenture and Agreement for U.S. Treasury Portfolio.
 1.1(b).   Form of Trust Indenture and Agreement for the Insured National
           Series.
 1.1(c).   Form of Trust Indenture and Agreement for the Insured State Trust.
 1.1.1(a). Standard Terms and Conditions of Trust for the U.S. Treasury
           Portfolio. Reference is made to Exhibit 1.1.1 to the Registration
           Statement on Form S-6 with respect to Kemper Government Securities
           Trust (Registration No. 33-26754) as filed on February 14, 1989.
 1.1.1(b). Standard Terms and Conditions of Trust for the Insured National
           Trust. Reference is made to Exhibit 1.1.1 to the Registration
           Statement on Form S-6 with respect to Kemper Defined Funds Series 13
           (Registration No. 33-52165) as filed on February 17, 1994.
 1.1.1(c). Standard Terms and Conditions of Trust for the Insured State Trust.
           Reference is made to Exhibit 1.1.1 to the Registration Statement on
           Form S-6 with respect to Kemper Defined Funds Series 13
           (Registration No. 33-52165) as filed on February 17, 1994.
 2.1.      Form of Certificate of Ownership (pages two to four, inclusive, of the Standard Terms and Conditions of Trust included as Exhibit
           1.1.1).
 3.1.      Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under the headings "Federal Tax Status" for each Trust and "Legal
           Opinions" in the Prospectus and opinion of counsel as to the Federal income tax status of the securities being registered and certain
           Missouri tax matters.
 3.2.      Opinion and consent of special counsel to Insured California Series
           21 for California tax matters.
 4.1.      Consent of Standard & Poor's.
 4.2.      Consent of Muller Data Corporation.
 4.3.      Consent of Grant Thornton LLP.
 Ex-27.    Financial Data Schedules.

                                  SIGNATURES

  THE REGISTRANT, EVEREN UNIT INVESTMENT TRUSTS, SERIES 38 HEREBY IDENTIFIES SERIES 1 OF THE KEMPER GOVERNMENT SECURITIES TRUST, SERIES 39 (GNMA PORTFOLIO), SERIES 40 (GNMA PORTFOLIO) AND SERIES 41 (U.S. TREASURY PORTFOLIO) AND MULTI-STATE SERIES 19 OF THE KEMPER TAX-EXEMPT INSURED INCOME TRUST AND KEMPER DEFINED FUNDS INSURED NATIONAL SERIES 1 FOR PURPOSES OF THE REPRESENTATIONS REQUIRED BY RULE 487 AND REPRESENTS THE FOLLOWING:

    (1) THAT THE PORTFOLIO SECURITIES DEPOSITED IN THE SERIES AS TO THE SECURITIES OF WHICH THIS REGISTRATION STATEMENT IS BEING FILED DO NOT DIFFER MATERIALLY IN TYPE OR QUALITY FROM THOSE DEPOSITED IN SUCH PREVIOUS SERIES;

    (2) THAT, EXCEPT TO THE EXTENT NECESSARY TO IDENTIFY THE SPECIFIC PORTFOLIO SECURITIES DEPOSITED IN, AND TO PROVIDE ESSENTIAL FINANCIAL INFORMATION FOR, THE SERIES WITH RESPECT TO THE SECURITIES OF WHICH THIS REGISTRATION STATEMENT IS BEING FILED, THIS REGISTRATION STATEMENT DOES NOT CONTAIN DISCLOSURES THAT DIFFER IN ANY MATERIAL RESPECT FROM THOSE CONTAINED IN THE REGISTRATION STATEMENTS FOR SUCH PREVIOUS SERIES AS TO WHICH THE EFFECTIVE DATE WAS DETERMINED BY THE COMMISSION OR THE STAFF; AND

    (3) THAT IT HAS COMPLIED WITH RULE 460 UNDER THE SECURITIES ACT OF 1933.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT, EVEREN UNIT INVESTMENT TRUSTS, SERIES 38 HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CHICAGO, AND STATE OF ILLINOIS, ON THE 5TH DAY OF OCTOBER, 1995.

                                          EVEREN UNIT INVESTMENT TRUSTS,
                                           SERIES 38

                                            Registrant

                                          By: EVEREN UNIT INVESTMENT TRUSTS,
                                            a service of EVEREN Securities,
                                           Inc.

                                            Depositor

                                                  /s/ Michael J. Thoms
                                          By: _________________________________
                                                     Michael J. Thoms

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW ON OCTOBER 5, 1995 BY THE FOLLOWING PERSONS, WHO CONSTITUTE A MAJORITY OF THE BOARD OF DIRECTORS OF EVEREN SECURITIES, INC.

                 SIGNATURE                                     TITLE
                 ---------                                     -----
              James R. Boris
-------------------------------------------
              James R. Boris                Chairman and Chief Executive Officer
           Stephen G. McConahey
-------------------------------------------
           Stephen G. McConahey             President and Chief Operating Officer
             Frank V. Geremia
-------------------------------------------
             Frank V. Geremia               Senior Executive Vice President
              David M. Greene
-------------------------------------------
              David M. Greene               Senior Executive Vice President
              Thomas R. Reedy
-------------------------------------------
              Thomas R. Reedy               Senior Executive Vice President and
                                             Director
              Janet L. Reali
-------------------------------------------
              Janet L. Reali                Executive Vice President, Corporate Counsel
                                             and Secretary
            Daniel D. Williams
-------------------------------------------
            Daniel D. Williams              Executive Vice President and Treasurer

                                                  /s/ Michael J. Thoms
                                          _____________________________________
                                                     Michael J. Thoms

  MICHAEL J. THOMS SIGNS THIS DOCUMENT PURSUANT TO A POWER OF ATTORNEY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WITH AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM S-6 FOR KEMPER DEFINED FUNDS SERIES 28 (REGISTRATION NO. 33-56779).